Exhibit 3

ASSET PURCHASE AGREEMENT

By and Among

Nur Macroprinters Ltd.

And

Hewlett-Packard Company

Dated as of December 9, 2007

i

ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF BUYERS	34
4.1 ORGANIZATION	34
4.2 AUTHORITY	34
4.3 NON-CONTRAVENTION	35
4.4 AVAILABLE FUNDS	35
ARTICLE 5. COVENANTS	35
5.1 CONDUCT OF BUSINESS	35
5.2 REGULAR REPORTING	38
5.3 INVESTIGATION OF THE COMPANY'S BUSINESS BY THE BUYERS	38
5.4 ENVIRONMENTAL INVESTIGATIONS	38
5.5 TRANSFERS OF ENVIRONMENTAL PERMITS	38
5.6 COMMERCIALLY REASONABLE EFFORTS	39
5.7 NON-SOLICITATION OF EMPLOYEES	42
5.8 NON-COMPETE	42
5.9 CONFIDENTIAL INFORMATION	43
5.10 NOTIFICATION OF CERTAIN MATTERS	44
5.11 PUBLIC ANNOUNCEMENTS	44
5.12 EXCLUSIVE DEALING	44
5.13 EMPLOYEE MATTERS	45
5.14 TRANSITION	47
5.15 CONFIDENTIAL INFORMATION KNOWN TO CONTINUING BUSINESS EMPLOYEES	47
5.16 AFFILIATE ARRANGEMENTS	48
5.17 KNOWLEDGE OF THE BUYERS	48
5.18 TRANSFER TAXES	48
5.19 CHANGE OF NAME	48
ARTICLE 6. CONDITIONS TO CLOSING	48
6.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE CLOSING	48
6.2 CONDITIONS TO OBLIGATIONS OF THE BUYERS	49
6.3 CONDITIONS TO OBLIGATIONS OF THE COMPANY	51
ARTICLE 7. TERMINATION	51
7.1 TERMINATION	51
7.2 EFFECT OF TERMINATION	52
7.3 AMENDMENT	52
7.4 EXTENSION	52
ARTICLE 8. SURVIVAL AND INDEMNIFICATION	53
8.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES	53
8.2 ESCROW FUND; INDEMNIFICATION	53

ARTICLE 9. GENERAL PROVISIONS	58
9.1 ASSIGNMENT	58
9.2 PARTIES IN INTEREST	58
9.3 WAIVER; REMEDIES	59
9.4 FEES AND EXPENSES	59
9.5 NOTICES	59
9.6 CAPTIONS; CURRENCY	60
9.7 ENTIRE DOCUMENT	60
9.8 SEVERABILITY	60
9.9 GOVERNING LAW; JURISDICTION	61
9.10 SCHEDULES AND EXHIBITS; DISCLOSURE	61
9.11 COUNTERPARTS	61
9.12 SPECIFIC PERFORMANCE	61
9.13 CONSTRUCTION; INTERPRETATION	61
9.14 OTHER REMEDIES	61
ARTICLE 10. DEFINITIONS	61
10.1 DEFINITIONS	61
10.2 TERMS GENERALLY	76

LIST OF SCHEDULES AND EXHIBITS

Exhibit A	Assignment and Assumption Agreement
Exhibit C	Escrow Agreement
Exhibit D	General Assignments and Bills of Sale
Exhibit E	Products

Schedule 1.1(c)	Excluded Assets
Schedule 1.2	Excluded Liabilities
Schedule 2.0	Selling Subsidiaries
Schedule 2.4(d)	Board Resolutions
Schedule 2.4(e)	Opinion of Counsel
Schedule 3	Company Disclosure Schedule
Schedule 5.6(e)	Environmental Matters
Schedule 5.13(b)	Business Employees [to be added after the date hereof]
Schedule 5.16	Contracts to be Terminated
Schedule 6.2(g)	Consent Required Contracts
Schedule 6.2(i)	Key Employees
Schedule 6.2(l)	InterCompany Indebtedness
Schedule 8.2(b)(6)	IP Matters
Schedule 8.2(c)	Deemed Losses
Schedule 10.1(a)(10)	Acquired Subsidiaries
Schedule 10.1(dddd)	Indebtedness Exclusion

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT dated as of December 9, 2007 by and among (i) Hewlett-Packard Company (the “Buyer”), and Nur Macroprinters Ltd., a public company organized under the laws of the State of Israel (the “Company”).

W  I  T  N  E  S  S  E  T  H  :

        WHEREAS, the Company and the Company Subsidiaries are engaged in the Business; and

        WHEREAS, the Company and the Selling Subsidiaries listed in Schedule 2.0 (“Selling Subsidiaries”) wish to sell and assign to the Buyers, and the Buyers wish to purchase and assume from the Company and the Selling Subsidiaries the Business through the acquisition of the Acquired Assets (as defined below) and the assumption of the Assumed Liabilities (as defined below) relating to the Business, all in consideration for the Purchase Price (as defined below) and on the terms and conditions set forth herein; and

        WHEREAS, the board of directors of the Company, has determined the Transaction (as defined below) desirable and in the best interests of the Company and its subsidiaries and has approved the Transaction pursuant to this Agreement and all the other transactions contemplated hereby.

        NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants and agreements hereinafter contained, the parties agree as follows:

ARTICLE 1. ASSETS AND LIABILITIES

    1.1        Purchase and Sale of Acquired Assets.

    (a)        On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Company and the Selling Subsidiaries shall sell, convey, assign, transfer and deliver to the Buyers, and in reliance on the accuracy of the representations and warranties and the performance of the covenants of the Company and the Selling Subsidiaries, the Buyers shall purchase, acquire and accept from the Company and the Selling Subsidiaries, all of the Company’s and the Selling Subsidiaries’ rights, title and interest in and to the Acquired Assets, free and clear of all Liens, other than Permitted Liens, and without any further Liability that is not included in the Assumed Liabilities. The identity of the Buyers for the specific Acquired Assets shall be specified in the General Assignments and Bill of Sales delivered at Closing. In the event that as a result of Buyer’s request to have the Company or a Selling Subsidiary sell assets to a Buyer’s Affiliate in a jurisdiction outside the jurisdiction of such selling entity, any incremental costs of such transfer incurred by the seller, if any, due to such transfer being to a foreign jurisdiction, shall be borne by the Buyers.

    (b)        Any Acquired Assets purchased by any Affiliates of the Buyer (the “Additional Buyers”) (or by any other Affiliate of the Buyers) may require separate instruments of transfer that shall be executed with such Additional Buyers (or Affiliate of Buyers). In the event that any Acquired Assets are owned or held by a Selling Subsidiary, separate instruments of transfer shall be executed with such Selling Subsidiaries and except to the extent stated otherwise, reference to the “Company” in this Agreement shall include the Selling Subsidiaries. The Company and the Buyer shall cause their respective subsidiaries and Affiliates to execute such separate instruments. In the event that the assignment, transfer, conveyance or delivery of any Acquired Asset to the Buyers or any Affiliate thereof involves or gives rise to any Liability, other than such Liability which is an Assumed Liability, then such Liability shall be deemed to be an Excluded Liability as further described in Section 1.2(b).

    (c)        Notwithstanding anything herein to the contrary, from and after the Closing Date, the Company and the Selling Subsidiaries shall retain all of the right, title and interest in and to, and there shall be excluded from the sale, conveyance, assignment or transfer to the Buyers hereunder, all assets of the Company and the Selling Subsidiaries other than the Acquired Assets (the “Excluded Assets”). Without limiting the generality of the foregoing, the Excluded Assets include all right, title and interest of the Company and any of the Company Subsidiaries in those assets identified on Schedule 1.1(c).

    1.2        Purchase and Sale of Assumed Liabilities.

    (a)        On the terms and subject to the conditions set forth herein, at the Closing the Company and the Selling Subsidiaries shall sell, convey, assign, transfer and deliver to the Buyers or one or more of the Buyers' Affiliates (as identified herein and in the General Assignments and Bills of Sales), and in reliance on the accuracy of the representations and warranties and the performance of the agreements of the Company and the Selling Subsidiaries, the Buyers or one or more of the Buyers' Affiliates shall assume, purchase, acquire and accept from the Company and the Selling Subsidiaries, all of the Assumed Liabilities.

    (b)        The Buyers shall not assume any of the Company's (or the Selling Subsidiaries') Liabilities that are not included in the Assumed Liabilities. Notwithstanding anything in this Section 1.2 to the contrary, the Assumed Liabilities shall not include any Liabilities whether arising under any Contract, commitment, agreement, tort or otherwise, that should have been reflected or provided for on the Financial Statements in accordance with GAAP but were not so reflected on such Financial Statements, or which were incurred after the date hereof not in the ordinary course of business. Without limitation of the foregoing, the Assumed Liabilities shall also exclude (i) all Liabilities arising out of or in connection with any Excluded Asset or any agreement among the Company and any of the Company Subsidiaries or among any such Company Subsidiaries, (ii) all of the Company's (or Selling Subsidiaries') Liabilities with respect to costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the Transaction Expenses, as well as any cost or liability incurred in order to facilitate the transfer of the Acquired Assets to the Buyers at the Closing and which is not an Assumed Liabilities, (iii) all Liabilities with respect to all Selling Group Company Employees and Consultants, including without limitation under any Company Benefit Plan or Employment Agreement, and all claims for vacation days, severance payments, recuperation payments or other similar benefits against the Selling Group Companies and any Liability arising from accidents, occurrences, misconduct, negligence, breach of fiduciary duty, in each case that arose or relate to the period prior to the Closing, irrespective of whether such claims are made prior to or after the Closing, other than the Liabilities in connection with the Continuing Business Employees included in the Assumed Liabilities, (iv) all Liabilities with respect to payments to any Selling Group Company Employees in connection with the Transaction, including any bonuses, acceleration rights, change of control rights and the like, (v) all Liabilities arising out of or in connection with any activity or matter which is not part of the Business, except to the extent specifically included in items of the Financial Statements that are included in the Assumed Liabilities, (vi) any Liability arising from the Company's (or Selling Subsidiaries') failure to perform any of its commitments, obligations or agreements contained in this Agreement or in any Transaction Document, (vii) any and all Liabilities of the Company or any of the Company Subsidiaries for Taxes including without limitation all Taxes applicable to Company or any of the Company Subsidiaries arising from or in connection with the transactions contemplated hereby, except for Taxes incurred with respect to the operation of the Acquired Assets as a business after the date hereof in the ordinary course of business, (viii) any Action or threatened Action by or on behalf of any current or prior shareholder of the Company whether or not in connection with this Agreement or the transactions contemplated hereby, (ix) any Indebtedness of the Selling Group Companies and all Liabilities associated with the termination or amendment of any such Indebtedness or other financing arrangements, (x) any and all Liabilities under, or resulting from non-compliance with, Environmental Laws occurring or related to the period prior to the Closing, irrespective of whether a claim is made in respect thereof prior to or after the Closing, (xi) any Liability arising out of, under, or in connection with Contracts that are not Acquired Contracts, (xii) any Liability arising out of, under, or in connection with any breach of an Acquired Contract occurring prior to the Closing Date, other than a breach of warranty to a customer in the ordinary course of business and other than a breach for non-payment not exceeding 63 days past due, and (xiii) any Liability arising out of, under, or in connection with those matters set forth in Schedule 1.2 attached hereto. Without limitation, all liabilities and obligations excluded under this Section 1.2, including all Liabilities which are not Assumed Liabilities, shall be referred herein as "Excluded Liabilities."

ARTICLE 2. PURCHASE PRICE AND CLOSING

    2.1        Purchase Price. Subject to the terms and conditions set forth herein, in consideration for the sale, assignment, conveyance, transfer and delivery of the Acquired Assets being sold, conveyed, transferred, assigned and delivered hereunder, the Buyer will pay, or cause the respective Buyer Affiliate to pay, to the Company the Purchase Price (subject to adjustment in accordance with the provisions of Section 2.2) against delivery by the Company of a value added tax invoice and an exemption from withholding certificate (or, if the Company fails to so provide Buyer with such exemption, Buyer shall withhold any amounts required by law). The payment of the Purchase Price shall be made as follows:

    (a)        At the Closing the Buyer will deliver, or cause the respective Buyer Affiliate to deliver, to the Company, a sum of US$103,000,000 out of the Purchase Price, by wire transfers of immediately available funds to the bank accounts designated by the Company by written notice to Buyer at least four (4) Business Days prior to the Closing.

    (b)        At the Closing the Buyer will deliver to the Escrow Agent a sum of US$ 14,500,000 out of the Purchase Price to be held by the Escrow Agent pursuant to the Escrow Agreement (the "Escrow Amount"). Such Escrow Amount shall be beneficially owned by the Company and shall be available to compensate the Buyers as provided in ARTICLE 8.

    (c)        At the Closing the Buyer will deliver, or cause the respective Buyer Affiliate to deliver, to the Company the applicable value added tax required to be paid hereunder against delivery by the Company of a value added tax invoice.

    2.2        Purchase Price Adjustment. The Purchase Price shall be subject to adjustment in accordance with the provisions of this Section:

(a) The "Target Net Debt" shall equal a sum of US$15,300,000.

    (b)        "Closing Cash Balance" means the total amount of Cash of the Selling Group Companies other than the Acquired Subsidiaries at Closing, provided that the Closing Cash Balance shall not include any Cash held by the Acquired Subsidiaries, and provided further however that in calculating the Closing Cash Balance there shall be added to the amount of such Cash (i) the aggregate amount of any costs or expenses paid by the Selling Group Companies in connection with the termination of any Selling Group Company Employee (other than costs associated with the transfer of the Continuing Employees from a Selling Subsidiary to a Buyer), (ii) the aggregate amount of any Transaction Expenses paid by the Selling Group Companies, (iii) the aggregate amount of any costs and expenses paid by the Selling Group Companies after the date hereof in excess of $100,000 in connection with the Environmental Matters, and (iv) the aggregate amount of any other costs and expenses paid by the Selling Group Companies after the date hereof in respect of matters which are Excluded Liabilities, and there shall be deducted from the amount of such Cash any proceeds actually received by the Company from the date hereof through the Closing (X) from the exercise of options or warrants to purchase shares of the Company, and (Y) from Excluded Assets.

    (c)        "Closing Net Debt" means the Indebtedness of the Selling Group Companies as of the Closing, less the Closing Cash Balance; provided that for the purpose of this Section 2.2 (including the calculation of the Target Net Debt), Indebtedness shall only refer to the Indebtedness of the Selling Group Companies to Bank Hapoalim B.M, Bank Leumi le-Israel B.M and Israel Discount Bank Ltd., in connection with existing credit and loan facilities but excluding guarantees.

    (d)        From the date that is at least fourteen days prior to the Closing until the Closing, the Selling Group Companies shall provide the Buyer (or its appointee) access to the books and records of the Selling Group Companies to verify the Company's calculation of the estimated Closing Cash Balance and the estimated Closing Net Debt (the "Estimated Closing Net Debt"). At least 3 days prior to the Closing, the Company shall deliver to the Buyer a certificate setting forth the calculation thereof (the "Draft Closing Cash Statement").

    (e)        In the event that the Estimated Closing Net Debt is higher than the Target Net Debt, then 60% of such difference shall be added to the Purchase Price (on a dollar for dollar basis) at the Closing, and 40% shall be retained by the Buyer (the "Positive Withheld Amount").

    (f)        In the event that the Estimated Closing Net Debt is lower than the Target Net Debt, then the Purchase Price shall be decreased on a dollar for dollar basis by (i) the entire aggregate amount of such difference at the closing and (ii) 40% of such difference (the "Negative Withheld Amount").

(g) The "Withheld Amount" shall mean either the Positive Withheld Amount or the Negative Withheld Amount, as applicable.

    (h)        Promptly following the Closing, but in any event no later than 90 days thereafter, the Buyer shall calculate the final Closing Cash Balance and the final Closing Net Debt (the "Final Closing Net Debt") and deliver to the Company a certificate setting forth the calculation thereof (the "Closing Cash Statement") together with any supporting documentation.

    (i)        If the Company has any good faith objections with respect to any balances included on the Closing Cash Statement, the Company shall provide a written notice specifying the details of the dispute (the "Notice of Dispute"), to the Buyer within 30 days after receipt of the Closing Cash Statement ("Dispute Period"), together with any supporting documentation, in reasonable detail of any such objections. The Buyer and the Company shall attempt to resolve the underlying dispute in good faith as promptly as possible after the delivery of the Notice of Dispute.

    (j)        If the parties cannot resolve the underlying dispute in the Notice of Dispute within a fourteen (14)-day period after receipt by the Buyer of the Notice of Dispute, such dispute shall be resolved by a nationally known independent firm of certified public accountants jointly chosen by the Buyer and the Company, which in the absence of an agreement shall be Deloitte & Touche . The written decision of such accounting firm shall be rendered within no more than 30 days from the date that the matter is referred to such firm and shall be final and binding on the parties hereto and shall not be subject to dispute or review. Following any such dispute resolution (whether by mutual agreement of the parties or by written decision of the accounting firm), the Closing Cash Statement, the Closing Cash Balance, and the Final Closing Net Debt (as determined in such dispute resolution) shall be determined final. Any fees or expenses payable to such accounting firm shall be shared equally between the Company and the Buyer.

    (k)        In the event that based on the Closing Date Statements it transpires that as of the Closing Date, the Final Closing Net Debt is equal to the Estimated Net Debt, then the Buyer shall release to the Company the entire Withheld Amount.

    (l)        In the event that based on the Closing Date Statements it transpires that as of the Closing Date, the Final Closing Net Debt is higher than the Estimated Net Debt, then the Buyer shall release to the Company the entire Withheld Amount and the Purchase Price shall be increased on a dollar for dollar basis by the entire aggregate amount of such difference, which difference shall be paid by the Buyer to the Company by wire transfer of immediately available funds to an account designated by the Company within three Business Days after the final determination of the amount of such increase in the Purchase Price.

    (m)        In the event that based on the Closing Date Statements it transpires that as of the Closing Date, the Final Closing Net Debt is lower than the Estimated Net Debt, then the Purchase Price shall be further reduced on a dollar for dollar basis by the entire aggregate amount of such difference. In the event that the reduction in the Purchase Price is less than the Withheld Amounts, then any remaining amounts out of the Withheld Amounts (after reduction of the Purchase Price) shall be paid by the Buyer to the Company by wire transfer of immediately available funds to an account designated by the Company within three Business Days after the final determination of the amount of such reduction in the Purchase Price. In the event that the reduction in the Purchase Price is greater than the Withheld Amounts, then all the Withheld Amounts shall be deducted from the Purchase Price, and any reduction in excess of the Withheld Amounts (the "Excess Reduction") shall be paid to the Buyer out of the Escrow Amount by way of transfer from the Escrow Fund to the Buyer of such Excess Reduction.

(n) In no event shall the Purchase Price be increased by the provisions of this Section 2.2 by more than US$5,500,000.

    2.3        Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place (i) at the offices of Meitar Liquornik Geva & Leshem Brandwein, 16 Abba Hillel Silver Road, Ramat-Gan 52506, Israel, at 10:00 a.m. Tel Aviv time on the fifth Business Day following the satisfaction or waiver of all conditions set forth in ARTICLE 6, or (ii) at such other place, date and time as the Company and the Buyer may agree. The date and time at which the Closing actually occurs is referred to herein as the “Closing Date”.

    2.4        Closing Deliverables of the Company. At or prior to the Closing, the Company and the Selling Subsidiaries will deliver to the Buyers the following:

    (a)        The Acquired Assets, including (i) with respect to the Acquired Contracts, a complete, accurate and legible copy of each such Contract (including all amendments and supplements thereto); (ii) with respect to the Acquired Contracts that were Consent Required Contracts as of the date of this Agreement, a written consent by the third parties thereto to the transfer and assignment of such Consent Required Contract to the Buyers; (iii) with respect to the Contracts to be terminated pursuant to Section 5.16 hereof, written evidence of such termination; and (iv) with respect to all Software included in the Acquired Assets, a copy of all such Software (such delivery to be made by electronic means);

(b) duly executed General Assignments and Bills of Sale, and accompanying powers of attorney, which shall be in full force and effect;

    (c)        specific assignments, bills of sale, endorsements, deeds and other good and sufficient instruments of conveyance and transfer reasonably requested by the Buyers, in form and substance reasonably satisfactory to the Buyer and its counsel, including, without limitation, the Assignment and Assumption Agreements, as shall be effective to vest in the Buyers title to all the Acquired Assets, including, without limitation, assignment deeds and powers of attorney with respect to any and all Company Registrable Intellectual Property Rights, and all the applications to register any of the foregoing as well as physical possession (whether by way of actual delivery or, if more appropriate, by confirmation of handing over of possession to the control of a Buyers' representative) of certain Acquired Assets acquired hereunder, whose physical delivery is reasonably required, including, without limitation, all source code (to the extent owned by the Company) of all Products and Software;

(d) fully executed resolutions of the board of directors of the Company and the boards of directors of the Selling Subsidiaries duly adopted in the form attached hereto as Schedule 2.4(d);

(e) an opinion of Ephraim Abramson & Co. Law Offices, counsel to the Company, dated as of the Closing, in the form attached hereto as Schedule 2.4(e);

(f) an executed signature page of the Company to the Escrow Agreement;

(g) a copy of all Consents as set forth in Schedule 6.2(g);

(h) a written resignation from each of the officers and directors of each of the Acquired Subsidiaries effective as of the Closing Date;

    (i)        duly executed share transfer deeds or similar documents required under applicable Laws for the transfer of the shares of each of the Acquired Subsidiaries, including duly executed share certificates in the name of the applicable Buyers.

(j) all other instruments, agreements, certificates, opinions and documents reasonably required to be delivered by the Company at or prior to the Closing Date pursuant to this Agreement.

    2.5        Closing Deliverables of the Buyers.

(a) At the Closing, the Buyers will deliver the following:

(1) the wired funds required to be delivered pursuant to Section 2.1;

(2) duly executed General Assignments and Bills of Sale, which shall be in full force and effect;

(3) an executed signature page of the Buyers to the Escrow Agreement; and

(4) all other instruments, agreements, certificates, opinions and documents reasonably required to be delivered by the Buyers at or prior to the Closing Date pursuant to this Agreement.

    (b)        To consummate the Closing, the Buyer will or will cause the Buyer's Affiliates to, wire the funds required to be delivered pursuant to Section 2.1 after all the conditions to Closing specified in ARTICLE 6 have been satisfied.

    2.6        Simultaneous Closing. All transactions occurring at the Closing as specified in Sections 2.4 and 2.5 shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed and no document or certificate shall be deemed to have been delivered until all transactions are completed and all documents delivered.

ARTICLE 3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company (including for the purpose of this Article 3, the Selling Subsidiaries) represents and warrants to the Buyers except as expressly set forth or referred to with respect to a particular representation in the disclosure schedule delivered to the Buyers by the Company on the date of this Agreement as an inducement to the Buyers to enter into this Agreement (the “Company Disclosure Schedule”):

    3.1        Organization and Qualification; Subsidiaries

    (a)        Except as provided in Section 3.1(a) of the Company Disclosure Schedule, each of the Company, Selling Subsidiaries and the Acquired Subsidiaries is a corporation duly organized and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties, including the Acquired Assets, and to carry on the Business as it is now being conducted, and is duly qualified or licensed as a foreign corporation to do business, and, where such concept is applicable, is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

    (b)        Section 3.1(b) of the Company Disclosure Schedule lists each of the Company subsidiaries (each, a "Company Subsidiary" and, collectively, the "Company Subsidiaries"), the jurisdiction of incorporation of each Company Subsidiary and the Company's equity interest therein, and, if not directly or indirectly wholly owned by the Company, the identity and ownership interest of each of the other owners of such Company Subsidiary. Other than as set forth on Section 3.1(b) of the Company Disclosure Schedule, the Company, directly or indirectly, owns 100% of the outstanding equity interests of each of the Company Subsidiaries. As of the date hereof, neither the Company nor any Company Subsidiary has agreed, is obligated to make or is bound (or has bound its property) by any written agreement or contract under which it is legally obligated to make any future investment (in the form of a loan, capital contribution or otherwise) in any other entity (other than the Company or a wholly owned Company Subsidiary). Other than the Company's interests in the Company Subsidiaries, neither the Company nor any Company Subsidiary directly or indirectly owns any equity, partnership or similar interest in any Person. Other than as set forth in Section 3.1(b) of the Company Disclosure Schedule, all of the issued and outstanding shares of capital stock of or other equity interests in each Company Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable and all such shares or interests owned by the Company or any Company Subsidiary are owned free and clear of all Liens.

    (c)        The Company has delivered to the Buyer a complete and correct copy of the Memorandum of Association and Articles of Association, as applicable, and all other organization documents of the Company, the Selling Subsidiaries and the Acquired Subsidiaries (collectively, the "Formation Documents"). Such Formation Documents are in full force and effect and no other organizational documents are applicable to or binding upon the Company or any Company Subsidiary. Each of the Company, the Selling Subsidiaries and Acquired Subsidiaries is not in violation in any respect of any of the provisions of the applicable Formation Documents.

    (d)        All statutory books and registers of the Company, Selling Subsidiaries and Acquired Subsidiaries have been properly kept in accordance with applicable Laws and regulations. All information, resolutions and other documents with respect to each of the Company, Selling Subsidiaries and Acquired Subsidiaries have been duly filed or published in accordance with applicable Laws and regulations.

    3.2        Agreement Authorized and its Effect on Other Obligations.

    (a)        Authorization and Enforceability. The Company has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement and the performance by the Company of its obligations hereunder have been duly and validly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, debtor relief or similar laws affecting the rights of creditors generally and by general principles of equity.

    (b)        Approvals. Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority, is required by or with respect to the Company or a Company Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (A) the requirements of any Governmental Authority under applicable competition, antitrust or foreign investment or trade regulatory Laws, including the applicable requirements of the HSR Act, (B) the approval of the Israeli Investment Center of the Israeli Ministry of Trade, Industry and Labor (the "Investment Center"), (C) the approval of the Office of the Chief Scientist of the Israeli Ministry of Trade, Industry and Labor ("OCS"), and (D) the approval, if applicable, of the Israeli Commissioner of Restrictive Trade Practices to the extent required pursuant to the Restrictive Trade Practices Act, 1988 (the "Trade Practices Act").

    (c)        No Conflict. Except as set forth in Section 3.2(c) of the Company Disclosure Schedule, assuming the receipt by Closing of all the required Consents, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) conflict with or result in a violation or breach of any term or provision of, nor constitute a default under, the Formation Documents; (ii) contravene, conflict with or result in a violation or breach of, or result in a default under, or result in the acceleration or cancellation of any obligation under, or give rise to a right by any person to terminate, cancel, modify or amend in any respect its obligations under any material Acquired Contract to which any of the Selling Group Companies is a party or by which any of them or their properties or assets are bound or any other material Contract to which any of the Selling Group Companies is a party and which hinders, restricts, impairs or limits the ability of the Selling Group Companies to consummate the transactions contemplated hereunder, (iii) contravene, conflict with or result in a violation of, or give any Governmental Authority or other Person the right to challenge the Transaction or to exercise any remedy or obtain any relief under, any legal requirement or any order, writ, injunction, judgment or decree to which the Selling Group Companies or any Acquired Assets and Assumed Liabilities, are subject, (iv) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy or require any refund or recapture with respect to, any Grant or benefit given by any Governmental Authority or under applicable Law (or any benefit provided or available thereunder) or other material permit, license, consent, authorization, Grant, benefit, or right that is held by the Company or a Company Subsidiary or that otherwise relates to the Business or Acquired Assets or the assets of the Acquired Subsidiaries, (v) result in the imposition, creation or crystallization of any Lien upon or with respect to any Acquired Assets or asset or property owned, leased or used by the Acquired Subsidiaries other than Permitted Liens, or (vi) with the passage of time, the giving of notice, or the taking of any action by a third person, or any combination thereof, have any of the effects set forth in clauses (i) through (v) of this Section. Section 3.2(c) of the Company Disclosure Schedule sets forth a complete and accurate list of (A) all holders of any outstanding Indebtedness of the Company or the Company Subsidiaries and the lessors of any property leased by the Company or the Company Subsidiaries, in each case whose consent is required in connection with the Transaction and (B) all other parties to any Acquired Contract to which the Company or the Company Subsidiaries is a party or bound whose consent is required in connection with the Transaction.

    3.3        Capitalization.

    (a)        Except as set forth in the Formation Documents or in Section 3.3(a)of the Company Disclosure Schedule: (i) none of the outstanding shares or other securities in the Acquired Subsidiaries, and no holder of any such shares or securities or any other Person, is entitled or subject to any preemptive right, right of participation or similar right; (ii) none of the outstanding shares or other securities in the Acquired Subsidiaries, and no holder of such shares or securities, is subject to any right of first offer or refusal; and (iii) there are no contracts, undertakings or agreements or voting trusts or other agreements or understandings relating to the voting or registration of, or restricting any person from purchasing, selling, pledging or otherwise disposing of, or granting any option or similar right with respect to, any shares or other securities in the Acquired Subsidiaries. The Company is not under any obligation, or bound by any contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any shares or securities in the Acquired Subsidiaries.

    (b)        Section 3.3(b) of the Company Disclosure Schedule sets forth the outstanding Indebtedness of each of the Selling Group Companies. Except as set forth in Section 3.3(b)of the Company Disclosure Schedule, no Indebtedness of the Acquired Subsidiaries contains (a) any restriction upon (i) the repayment, prepayment or redemption of such Indebtedness without penalty, make-whole payments or similar obligation, (ii) the incurrence of Indebtedness by any of the Acquired Subsidiaries, or (iii) the ability of any of the Acquired Subsidiaries to grant any Liens on its properties or assets, or (b) any obligation to maintain minimum equity, capital, net worth, profitability or income.

    3.4        Company Documents; Financial Statements.

    (a)        Since January 1, 2006, the Company has filed all reports, schedules, forms, registration statements and other documents required to be filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended, (the "Securities Act"), the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder (the "Exchange Act") and applicable rules and regulations of the SEC thereunder (such filings, the "Company Reports").

    (b)        As of their respective filing dates, the Company Reports complied, in all material respects, with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and applicable rules and regulations of the SEC thereunder, and, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

    (c)        Except as set forth in Section 3.5(c) of the Company Disclosure Schedules, the Selling Group Companies maintain disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act.

    (d)        Except as disclosed in the Company's most recent 20-F The Selling Group Companies maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Without limiting the generality of the foregoing, to the Company's Knowledge and except as disclosed in the Company's most recent 20-F, there are no material weaknesses in the design or operation of the Selling Group Companies' internal controls over financial reporting that could reasonably be expected to adversely affect the ability of the Selling Group Companies to record, process, summarize and report financial information.

    (e)        Except with respect to those Company Subsidiaries set forth in Section 3.4(e) of the Company Disclosure Schedule, the Company has delivered to the Buyers true and correct copies of (i) the audited consolidated financial statements (including any related notes thereto) of the Company as of, and for the periods ended, December 31, 2005 and 2006, including audited consolidated balance sheets of the Company as of December 31, 2005 and 2006 and audited consolidated statements of operations and cash flows for the years ended December 31, 2006 and 2005, together with a signed report of the Company's independent auditors attached thereto, (ii) the unaudited financial statements (or trial balances, including related notes thereto, if any) of each of the Company, the Selling Subsidiaries and the Acquired Subsidiaries as of, and for the periods ended, December 31, 2006 and 2005, including unaudited balance sheets (or trial balance, as applicable) of each of the Company, the Selling Subsidiaries and the Acquired Subsidiaries as of December 31, 2006 and 2005and unaudited statements of operations (or trial balance, as applicable), and (iii) the unaudited consolidated financial statements of the Company as well as the unaudited financial statements of each of the Selling Subsidiaries and the Acquired Subsidiaries (or trial balance, as applicable), as of, and for the period ended, June 30, 2007, including an unaudited consolidated balance sheet of the Company as of June 30, 2007 and an unaudited consolidated statement of operations of the Company (but not cash flows) for the period ended June 30, 2007 (collectively, the "Financial Statements"). The Financial Statements were prepared in accordance with the published regulations of the SEC (including regulations relating to the preparation of audited annual financial statements for inclusion in annual reports filed with the SEC) and in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved and fairly present, in all material respects, the consolidated financial position for the Selling Group Companies as of the date thereof and the consolidated results of their operations, cash flows and changes in financial position for the periods then ended.

    (f)        The Company has made and kept (and given the Buyer access to) (i) all customary records and lists of the Company pertaining to the assets of each of the Selling Group Companies, (ii) all customary records and lists of the Selling Group Companies pertaining to the personnel of each of the Selling Group Companies and (iii) all customary financial books, ledgers, files and reports of every kind maintained by the Selling Group Companies, which, in each case, accurately and fairly reflect the activities of and information regarding each of the Selling Group Companies that should be recorded therein.

    3.5        No Undisclosed Liabilities. Except as otherwise disclosed in this Agreement or the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has any obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in financial statements in accordance with GAAP), except liabilities which individually or in the aggregate (i) have been reflected in the Financial Statements or disclosed in the notes thereto (to the extent of such reflection or disclosure), (ii) have arisen since the Financial Statements in the ordinary course of business consistent with past practices, or which are not, in the aggregate material, or (iii) are executory obligations arising in the ordinary course of business consistent with past practices, none of which is, individually or in the aggregate, material to the business, cash flows, results of operations, assets or financial condition of the Selling Group Companies, taken as a whole.

    3.6        Absence of Certain Changes. Since December 31, 2006, each of the Selling Group Companies has conducted the Business only in the ordinary course consistent with past practice, and there has not been any Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Section 3.6 of the Company Disclosure Schedule, from and after December 31, 2006, neither the Company nor any Company Subsidiary has:

    (a)        suffered any loss to its property (whether through destruction, accident, casualty, expropriation, condemnation or otherwise) or its business, or incurred any liability, damage, award or judgment for injury to the property or business of others or for injury to any person (in each case, whether or not covered by insurance) in excess of $50,000 in any one case or $200,000 in the aggregate;

(b) made any capital expenditure in excess of $100,000;

(c) sold, assigned, leased or transferred any material assets or properties, other than sales of inventory in the ordinary course of business;

(d) made any change in its accounting methods, policies, practices or principles;

(e) amended the Formation Documents;

    (f)        made any Tax election, changed any annual Tax accounting period, amended any Tax Return, settled or compromised any income Tax Liability, entered into any closing agreement, settled any Tax claim or assessment, surrendered any right to claim a Tax refund or failed to make the payments or consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

    (g)        issued, delivered, pledged or otherwise encumbered, sold or disposed of any shares of the Acquired Subsidiaries' capital stock or other securities, or created, issued, delivered, pledged or otherwise encumbered, sold or disposed of any securities convertible into, or rights with respect to, or options or warrants to purchase or rights to subscribe to, any shares of the Acquired Subsidiaries' capital stock or other securities, whether as a result of any exercise thereof or otherwise;

    (h)        split, combined or reclassified any of the Acquired Subsidiaries' shares of capital stock or issued or authorized the issuance of any other securities with respect to, in lieu of or in substitution for any of its shares of capital stock;

    (i)        declared, set aside, paid or made any dividend or other distribution with respect to any of its shares of capital stock, or otherwise made any payments to any of its shareholders in their capacity as such, or redeemed, repurchased or otherwise acquired any shares of its capital stock or other securities or any rights, options or warrants to acquire any such shares or other securities;

    (j)        incurred, assumed or created any Indebtedness for borrowed money or guaranteed any Indebtedness for borrowed money of any other Person except with regard to Indebtedness that are not in excess of $20,000 in any one case;

    (k)        made, incurred, assumed, created or guaranteed any loan or made any advance (other than the making of employee loans and employee advances for travel and entertainment in the ordinary course of business consistent with past practices) or capital contribution to or investment in any Person;

(l) subjected any of its assets or properties to any Lien or permitted any of its assets or properties to be subjected to any Lien;

    (m)        acquired or agreed to acquire by merging or consolidating with, or by purchasing a substantial portion of the capital stock or assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, association or other business organization or Person, or division, operating unit or product line thereof;

    (n)        (A) entered into any transaction with any Affiliate, director, officer or shareholder of any Selling Group Company or any Affiliate of any of the foregoing or (B) made, directly or indirectly, any payments or transferred, directly or indirectly, any funds or other property to or on behalf of any Affiliate, director, non-employee officers or shareholder of any Selling Group Company or any Affiliate of any of the foregoing (other than payment of director fees or management fees in the ordinary course, reimbursements of ordinary and necessary business expenses of employees or directors of the Selling Group Companies incurred in connection with their employment or service consistent with written policies of the Company);

(o) purchased any real property or entered into any Lease (including any capitalized lease obligations) whose annual payment exceeds $100,000 per year;

(p) settled or compromised any Action in excess of $100,000; or

(q) entered into any agreement or Contract (other than the Transaction Documents) to take any of the types of action described in this Section 3.6.

    3.7        Contracts

    (a)        Section 3.7 of the Company Disclosure Schedule sets forth, under the corresponding subsection, all of the Contracts currently in force of each of the Selling Group Companies, or to which each of the Selling Group Companies are bound, described below:

    (1)        All Contracts under which any of the Selling Group Companies licenses or purchases any Transferred Intellectual Property from any third party (other than license agreements relating to third party off-the-shelf software that are available to Purchaser with no additional cost or liability) whether or not such agreement involves any remaining obligations or liabilities of either party;

    (2)        all Contracts under the terms of which the Selling Group Companies: (A) are likely to pay or otherwise give consideration of more than US$100,000 in the aggregate during any calendar year or (B) are likely to pay or otherwise give consideration of more than US$200,000 in the aggregate over the remaining term of such Contract;

    (3)        (i) all research and development, broker, distributor, dealer, manufacturer's representative, franchise, agency, market research and marketing Contracts and, (ii) all sales promotion, consulting and advertising Contracts -that are in excess of $100,000 per year;

(4) all management Contracts and Consulting Agreements (or similar Contracts) which are not cancelable by the Selling Group Companies on notice of 90 days or less without penalty;

    (5)        (i) all third party Indebtedness, Liabilities and commitments of others as to which any of the Selling Group Companies is a guarantor, endorser, co-maker, surety, or accommodation maker, or is contingently liable therefor, (ii) all letters of credit, whether stand-by or documentary, issued by the Selling Group Companies or any third party on behalf of Selling Group Companies and (iii) all other Contracts relating to Indebtedness of the Selling Group Companies which value is in excess of $50,000

    (6)        all Contracts, including, without limitation, any Company Benefit Plan, any of the benefits of which will be increased or otherwise modified, or the vesting, funding or delivery of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (either alone or in conjunction with any other event) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

    (7)        all Contracts of indemnification and all guaranties other than (i) any Contract of indemnification entered into in connection with the sale or license of products or services in the ordinary course of business or (ii) the licensing of real property in the ordinary course of business (iii) Officers and Directors Indemnification or (iv) any Indemnification and Guaranty relating to Excluded Liabilities;

(8) all Contracts with any Governmental Authority;

    (9)        all Contracts containing any provision, penalty or covenant that has the effect of prohibiting, impairing, limiting or restricting, or purporting to prohibit, impair, limit or restrict, the ability of any of the Selling Group Companies to (i) sell or license any products or services of or to any other person, (ii) engage in any line of business, (iii) compete with or to obtain products or services from any person or limiting the ability of any person to provide products or services to any of the Selling Group Companies in each case in any geographic area or during any period of time, (iv) grant any distribution or licensing rights or (v) acquire any property, assets or business;

    (10)        all Contracts relating to (i) the disposition or acquisition by any of the Selling Group Companies of any Acquired Assets or pursuant to which any of the Selling Group Companies has any ownership interest in any corporation, partnership, joint venture or other business enterprise other than a Company Subsidiary or (ii) a capital expenditure or expenditures that has not been completed with respect to the Business and in excess of $100,000;

(11) all Contracts relating to the ownership or lease of real property (whether as lessor or lessee), used or operated by any of the Selling Group Companies;

    (12)        (i) all Contracts to license any third party to manufacture or reproduce any of the Selling Group Companies' products, services, or technology, and (ii) all Contracts to sell or distribute any of the Selling Group Companies' products, services or technology in excess of $100,000 individually;

(13) all Contracts to provide source code to any third party for any product or technology;

    (14)        all Contracts for the license, sale or distribution of the Selling Group Companies' Products not yet fully paid, which include a "dongle" or similar provision allowing the respective Selling Group Company to shut-down the operation of such Product in certain circumstances by remote access;

(15) all settlement agreements and similar Contracts under which any of the Selling Group Companies have ongoing obligations in excess of $100,000 per year;

(16) all shareholder agreements, voting agreements, buy-sell agreements, and other Contracts granting any party any rights to exercise control over any the Acquired Subsidiaries' capital stock; and

    (17)        all other Acquired Contracts, whether or not made in the ordinary course of business, which are material to the conduct of the Business or the absence of which Contract could reasonably be expected to have a Material Adverse Effect.

    (b)        Each Acquired Contract set forth in Section 3.7 of the Company's Disclosure Schedule: (i) is valid and binding on any of the Selling Group Companies party thereto and to the Company's Knowledge the other parties thereto, and is in full force and effect except for the Contract listed on Section 3.2(c) of the Company Disclosure Schedule and (ii) upon consummation of the Transaction and receipt of any required Consents, shall continue in full force and effect without penalty or other adverse consequence to the Buyers or the Acquired Subsidiaries. Neither the Company nor any Company Subsidiary is in breach of, or default under, any Acquired Contract or any other Contract set forth in Section 3.7 of the Company's Disclosure Schedule which may have any effect on the Business or the Acquired Assets other than as specifically set forth in Section 3.7(b) of the Company's Disclosure Schedule or with respect to trade payables that are not more than 63 days overdue, nor is there any existing default or event of default or event which with notice or lapse of time, action by any third party, or combination thereof, would constitute a default by any of the Selling Group Companies under any such Contract. As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice, and otherwise has no Knowledge, of a default (which has not been cured), offset or counterclaim under any Acquired Contract or any other Contract set forth in Section 3.7 of the Company's Disclosure Schedule which may have any effect on the Business or the Acquired Assets, or any other written communication calling upon it to comply with any provision of such Contract or asserting noncompliance therewith or asserting that the Selling Group Companies have waived or altered their rights thereunder, nor have any of the Selling Group Companies received any written notice, and otherwise has no Knowledge, that any party to any such Contract intends or is threatening to terminate or fail to exercise any renewal or extension of any such Contract or is otherwise in breach or default thereunder.

(c) Each of the Contracts listed on Section 3.7 of the Company's Disclosure Schedule has been provided (or made available) to the Buyers.

    3.8       Suppliers and Customers.

    (a)        Section 3.8(a) of the Company Disclosure Schedule contains a list of the Selling Group Companies’ 10 largest customers and the sales to such customers with respect to the Business during the twelve-month period ended December 31, 2006.

    (b)        Section 3.8(b) of the Company Disclosure Schedule contains a list of the Selling Group Companies' ten largest suppliers and the amount purchased by the Selling Group Company from such suppliers during the twelve-month period ended December 31, 2006.

    3.9       Title to Property; Leased Property.

    (a)        The Company and each Company Subsidiary has good title to, or in the case of leased properties and assets, valid leasehold interests in, the Acquired Assets, free and clear of all Liens, and the Acquired Subsidiaries have good title to, or in the case of leased properties and assets, valid leasehold interests in, all their properties and assets; except for: (i) Liens reflected in the balance sheet of the Company, dated as of December 31, 2006, included in the Financial Statements; (ii) Liens imposed by Law, such as carriers’, warehouseman’s, mechanics’, material men’s, landlords’, laborers’, suppliers’, construction and vendors’ liens, incurred in good faith in the ordinary course of business and securing obligations which are not yet due or which are being contested in good faith by appropriate proceedings as to which the Company has, to the extent required by GAAP, set aside on its books adequate reserves; (iii) Liens for Taxes either not yet due and payable or which are being contested in good faith by appropriate legal or administrative proceedings; (iv) with respect to leasehold interests, liens incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee, none of which impairs the use of any parcel of property material to the operation of the business of the Company or the value of such property for the purpose of such business; and (v) any Liens arising in the ordinary course of business which do not interfere with the present use of the property affected thereby (collectively, “Permitted Liens”).

    (b)        All leases pursuant to which the Company or any Company Subsidiary leases from others real or personal property (collectively, the "Company Leases") are valid, binding and enforceable on the Selling Group Company in accordance with their respective terms and in full force and effect, no amounts (other than immaterial amounts the failure of which to pay would not be material) payable under any Company Lease are more than 60 days past due, and there is not, under any of such leases, any existing default or event of default of the Company or any Company Subsidiary or, to the Knowledge of the Company, any other party.

    (c)        Section 3.9(c) of the Company Disclosure Schedule sets forth each of the Company real property leases, as well as each real property owned by each of the Selling Group Companies (the "Owned Property")true, correct and complete copies of which were provided to the Buyer. Each of the properties specified in Section 3.9(c) of the Company Disclosure Schedule (including any easements, rights of access, rights of way or similar rights benefiting the properties) (i) is adequate and sufficient to permit the continued use of such facility in the manner and for the purpose to which it is presently devoted, and (ii) has adequate and sufficient access to and from public areas. The Company Leases and the Owned Property (taking into account all liens and third party rights related thereto, all zoning and other restrictions applicable thereto, the condition, size and all other aspects thereof) are in all respects suitable and adequate to support the operations of the Selling Group Companies and for the purposes to which they are presently used.

    (d)        All major items of equipment of the Selling Group Companies are in sufficient operating condition and in a state of reasonable maintenance and repair for the continued conduct of the Business on a basis consistent with past practice, ordinary wear and tear excepted, and are free from any known defects or Liens (other than Permitted Liens).

    (e)        There is no condemnation, expiration or other proceeding in eminent domain pending or to the Company's Knowledge threatened, affecting any parcel of real estate owned by the Company and Acquired Subsidiaries or covered by the Company Leases or any portion thereof or interest thereon.

    (f)        The Acquired Assets include all assets, rights, properties, licenses and permits, contracts and other benefits that are necessary for the Business as presently conducted and, other than Cash and the Acquired Assets and the Excluded Assets, there are no other assets, properties or rights owned, used, held, or licensed by the Company or any of the Company Subsidiaries which are necessary for the Business as presently conducted or as currently contemplated to be conducted.

    (g)        Except as set forth in section 3.9(g) to the Company Disclosure Schedule, at and as of the Closing the Buyers shall have good, valid and marketable title to all of the Acquired Assets, free and clear of any Liens and to the Knowledge of the Company, any adverse claims by any Person, other than Permitted Liens, and the Buyers shall have full right and power to the peaceful and quiet usage and possession rights of the Acquired Assets so transferred as heretofore used by the Selling Group Companies. To the Company's Knowledge, except as set forth in Section 3.9(g) to the Company Disclosure Schedule, at and as of the Closing the Buyers shall be subject to no limitations, obligations or restrictions with regard to the sale, license, distribution or other transfer or exploitation of the Acquired Assets, in the form transferred to it, except for any such limitation, obligations or restrictions that are created by the Buyers or are derived from agreements to which it is a party, including the Acquired Contracts or are otherwise applicable to the Buyers (otherwise than as a result of the Transaction).

(h) All references to the Acquired Assets in this Section 3.9 shall not include the Transferred Intellectual Property.

    3.10        Taxes.

    (a)        Tax Returns Filed; Taxes Paid. Except as set forth in Section 3.6(a) of the Company Disclosure Schedule, (i) all returns, declarations, claims for refund, information returns and reports ("Tax Returns") of or with respect to any and all taxes, charges, fees, levies, assessments, duties or other amounts payable to any taxing authority or agency, including, without limitation, (x) income, franchise, profits, gross receipts, minimum, alternative minimum, estimated, ad valorem, value added, sales, use, service, real or personal (tangible and intangible) property, environmental, capital stock, leasing, lease, user, license, registration, payroll, withholding, disability, employment, social security (or similar), workers compensation, unemployment compensation, utility, severance, excise, stamp, windfall profits, transfer and gains taxes, (y) customs, duties, imposts, charges, levies or other similar assessments of any kind, and (z) interest, penalties and additions to tax imposed with respect thereto (all the above "Tax" or "Taxes") which are required to be filed on or before the Closing by or with respect to the Acquired Subsidiaries have been or will be duly and timely filed, (ii) all items of income, gain, loss, deduction and credit or other items required to be included in each such Tax Return have been or will be so included and all such information and any other information provided in each such Tax Return is true, correct and complete, (iii) all Taxes owed by any of the Acquired Subsidiaries which have become or will become due have been or will be timely paid in full, (iv) all Tax withholding and deposit requirements imposed on or with respect to any of the Acquired Subsidiaries have been or will be satisfied in full in all respects, (v) no penalty, interest or other charge is or will become due with respect to the late filing of any such Tax Return or late payment of any such Tax, and (vi) there are no Liens on any of the assets of the Company or any Company Subsidiary that arose in connection with any failure (or alleged failure) to pay any Tax other than Permitted Liens.

    (b)        Open and Closed Returns Disclosed.    Section 3.6(b) of the Company Disclosure Schedule lists all income Tax Returns (excluding information returns) filed with respect to any of the Acquired Subsidiaries for the three taxable years ending prior to the date hereof, indicates those Tax Returns that have been audited, indicates those Tax Returns that are currently the subject of audit, and indicates those Tax Returns whose audits have been closed.

    (c)        Extensions Disclosed. Except as set forth in Section 3.6(c) of the Company Disclosure Schedule, there is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to any of the Acquired Subsidiaries or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to any of the Acquired Subsidiaries.

    (d)        Claims Disclosed. There is no outstanding written claim from any taxing authority against any of the Acquired Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed or threatened in writing by any taxing authority with respect to any Tax Return of or with respect to any of the Acquired Subsidiaries with respect to any period for which the statute of limitations on the assessment of Tax deficiencies has not expired other than those disclosed (and to which are attached true and complete copies of all audit or similar reports) in Section 3.6(d) of the Company Disclosure Schedule. No written claim has ever been made by a taxing authority in a jurisdiction where any of the Acquired Subsidiaries do not file Tax Returns that any of the Acquired Subsidiaries is or may be subject to taxation in that jurisdiction and, to the best Knowledge of the Company, there is no such jurisdiction that could properly make such a claim.

    (e)        Scheduled Tax Liabilities Sufficient. The total amounts set up as Liabilities for current and deferred Taxes in the Financial Statements of each Acquired Subsidiary are sufficient to cover the payment of all Taxes, whether or not assessed or disputed, which are, or are hereafter found to be, or to have been, due by or with respect to any of the Acquired Subsidiaries up to and through the periods covered thereby.

(f) Tax Allocation Agreements. The Acquired Subsidiaries are not a party to and are not bound by any Tax allocation or sharing agreement.

    (g)        Change of Accounting Method. None of the Acquired Subsidiaries will be required to include any amount in income for any taxable period beginning after the Closing Date as a result of a change in accounting method for any taxable period ending on or before the Closing Date or pursuant to any agreement with any taxing authority with respect to any such taxable period.

    (h)        Partnerships. Except as set forth in Section 3.6(h) of the Company Disclosure Schedule, none of the property of any of the Acquired Subsidiaries is held in an arrangement that is classified as a partnership for Tax purposes, and as of immediately prior to the Closing, none of the Acquired Subsidiaries will own any interest in any other entity or Person and do not have any joint or several Tax Liability from any affiliation with any other entity Person.

    (i)        Business Attributes. Section 3.6(i) of the Company Disclosure Schedule sets forth the following information with respect to each of the Acquired Subsidiaries as of the most recent practicable date: (i) the basis of each of the Acquired Subsidiaries in their assets, with depreciable property combined and grouped according to class lives; and (ii) the amount of any net operating loss, net capital loss, unused investment or other credit, unused non-U.S. Tax, or excess charitable contribution allocable to each of the Acquired Subsidiaries.

    (j)        Activity Limitations. None of the Acquired Subsidiaries has entered into any agreement or arrangement with any taxing authority that requires it to take any action or to refrain from taking any action.

    (k)        United States Real Property Holding Corporation. None of the Acquired Subsidiaries has been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code since the incorporation.

    (l)        Tax Incentives. Section 3.6(l) of the Company Disclosure Schedule, lists each Tax incentive granted to each of the Company, the Selling Subsidiaries and the Acquired Subsidiaries under the laws of the State of Israel or under any other applicable Laws, the period for which such Tax incentive applies, and the nature of such tax incentive. Each of the Company, the Selling Subsidiaries and the Acquired Subsidiaries has complied with all requirements of Israeli law (or other applicable Laws) to be entitled to claim all such incentives. Subject to the receipt of the approvals set forth in Section 3.2(b) of the Company Disclosure Schedule, the consummation of the Transaction will not adversely affect the remaining duration of the incentive or require any recapture of any previously claimed incentive, and no consent or approval of any Governmental Authority is required, other than as contemplated by Section 3.2(b) of the Company Disclosure Schedule, prior to the consummation of the Transaction in order to transfer to and preserve the entitlement of the Buyers to any such incentive.

    (m)        Approved Enterprise. Except as set forth in Section 3.10(m) of the Company Disclosure Schedule, the Company is qualified by the Investment Center as an "Approved Enterprise" (an "Approved Enterprise") within the definition of the Law for the Encouragement of Capital Investments (1959), as amended, all of the Company's income derived from the Approved Enterprise has qualified, qualifies and is expected to continue to qualify (assuming no changes to the current operation of the Business) for the reduced Tax rates applicable to Approved Enterprises, in accordance with their respective terms, and its research and development activities as currently conducted outside of Israel have not, will not and are not expected to cause the Company to lose its qualification as an Approved Enterprise or cause any of the Company's income derived from the Approved Enterprise to fail to be eligible for the reduced Tax rates applicable to Approved Enterprises.

    (n)        Transfer Pricing. The Company, the Selling Subsidiaries and the Acquired Subsidiaries are in compliance with all material transfer pricing requirements in all jurisdictions in which the Company, the Selling Subsidiaries and the Acquired Subsidiaries do business. None of the transactions between the Selling Group Companies on the one hand, and the Acquired Subsidiaries on the other hand would reasonably be expected to be subject to adjustment, apportionment, allocation or recharacterization under Section 482 of the Code or any similar U.S. state or local or non-U.S. Law, and all of such transactions have been effected on an arm's length basis. The Company has made available to Buyer all intercompany Contracts to which the Acquired Subsidiaries are a party relating to transfer pricing.

    3.11        Intellectual Property.

    (a)        Section 3.11(a) of the Company Disclosure Schedule lists all the Transferred Intellectual Property (including but not limited to registration numbers, application serial numbers) as well as any and all outstanding proceedings or actions before any court, tribunal (including the PTO or equivalent authority anywhere in the world) related to any of the Transferred Intellectual Property. To the extent any of the Transferred Intellectual Property are not registered or the subject of an application to register, they shall be identified as accurately and concisely as reasonable under the circumstances. For all Transferred Intellectual Property listed on Section 3.11(a) of the Company Disclosure Schedule, the Schedule identifies the Company or Company Subsidiary that is the owner, to the extent applicable.

    (b)        Except as set forth in Section 3.11(b) of the Company Disclosure Schedule, to the Company's Knowledge there are, no facts or circumstances that would render any of the Transferred Intellectual Property invalid or unenforceable. Without limiting the foregoing, the Company knows of no information, materials, facts, or circumstances, including any information or fact that would constitute prior art, that would render any of the Transferred Intellectual Property invalid or unenforceable, or would adversely affect any pending application to register any of the Transferred Intellectual Property and the Company has not knowingly misrepresented, or knowingly failed to disclose, any facts or circumstances in any application for any the Transferred Intellectual Property that would constitute fraud or a misrepresentation with respect to such application or registration or that would otherwise affect the validity or enforceability of any of the Transferred Intellectual Property.

    (c)        Except as set forth in Section 3.11(c) of the Company Disclosure Schedule, (i) each of the Transferred Intellectual Property, including all the Company Registered Intellectual Property Rights, is free and clear of any third-party interests including any Liens, (ii) the Selling Group Companies are the exclusive owners or exclusive licensees of all the Transferred Intellectual Property (including all improvements, derivative works and the like) except with regard to Incorporated Open Source Software (as defined herein), (iii) the Selling Group Companies have obtained (by agreement or operation of law) a valid and enforceable assignment sufficient to irrevocably transfer all Transferred Intellectual Property (including the right to seek past and future damages with respect thereto) from third parties for all Intellectual Property developed or owned by those third parties and which currently is or is currently planned by the Selling Group Companies to be, used, required or needed in the conduct of the Selling Group Companies' Business, (iv) the Selling Group Companies do not license any of the Transferred Intellectual Property to third parties, or permit third parties to use any of the Transferred Intellectual Property, on terms other than substantially standard payment and other terms which it offers to all third parties, and (v) none of the Selling Group Companies owes any royalties or payments to any third party for using or licensing to others any of the Transferred Intellectual Property.

    (d)        Except as set forth in Section 3.11(d) of the Company Disclosure Schedule, the Transferred Intellectual Property, constitutes all of the Intellectual Property used in or necessary to the conduct of the Business of the Selling Group Companies as it has been, currently is and currently planned to be conducted, including, without limitation, the design, development, manufacture, use, import and sale of Products, Transferred Technology and services (including products, technology or services currently under development) of the Selling Group Companies.

    (e)        The Company has made available to the Buyer or its counsel a copy of all Contracts to which any of the Selling Group Companies is a party, a third-party beneficiary, or otherwise bound by such Contract with respect to any Transferred Intellectual Property. Except as set forth in Section 3.11(e) of the Company Disclosure Schedule, (i) all such Contracts (a) are in full force and effect, (b) to the Company's Knowledge are not the subject of any dispute regarding the rights and obligations specified in such Contract, or performance under such Contract, and (c) are freely assignable by the Selling Group Companies without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Selling Group Companies would otherwise be required to pay, (ii) the consummation of the Transaction and the other transactions contemplated by this Agreement will neither violate nor result in the alteration, amendment, breach, modification, cancellation, termination or suspension of such Contracts, and (iii) neither the Company, any Company Subsidiary nor any other party is in breach of or has failed, to perform under, any such Contracts except for past due payments for less than 60 days and, to the Company's Knowledge, no other party to any such Contract is in breach thereof or has failed to perform thereunder.

    (f)        Except as set forth in Section 3.11(f) of the Company Disclosure Schedule, the operation of the Business of the Selling Group Companies as currently conducted or is currently contemplated to be conducted by the Selling Group Companies, including but not limited to the design, development, use, import, export, manufacture and sale of the Products, Transferred Technology or services (including products, technology or services currently under development) of the Selling Group Companies does not, and will not when conducted by the Buyers in substantially the same manner following the Closing, infringe or misappropriate any Intellectual Property Right of any third party or constitute unfair competition or trade practices under the laws of any jurisdiction in which the Company operates or distributes its products. Except as set forth in Section 3.11(f) of the Company Disclosure Schedule, the Selling Group Companies have not received written notice of, nor, to the Knowledge of the Company, do any facts or circumstances exist that could reasonably be expected to give rise to, any lawsuit, claim, demand, proceeding or investigation involving matters of the type contemplated by the immediately preceding sentence.

    (g)        All registrations for the Company Registered Intellectual Property Right are valid and subsisting, and all necessary registration, maintenance and renewal fees in connection with such Company Registered Intellectual Property Rights have been paid and all reasonably necessary documents and certificates in connection with such Company Registered Intellectual Property Rights have been filed with the relevant patent, copyright, trademark or other authorities in the United States, Israel and other jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property Rights except Registered Intellectual Property Right which the Company has allowed to lapse in the ordinary course of business. Except as set forth in Section 3.11(g) of the Company Disclosure Schedule, there are no actions that must be taken by the Company within 60 days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any responses to the PTO, actions, documents, applications or certificates for the purposes of maintaining, perfecting or preserving or renewing any the Company Registered Intellectual Property Rights.

    (h)        Other than as set forth in Section 3.11(h) of the Company Disclosure Schedule, the Transferred Intellectual Property does not include any open source, shareware, freeware code or other freely available software that is subject to restrictions on use. Section 3.11(h) of the Company Disclosure Schedule lists all software or other material that is or is required to be distributed as "freeware," "free software," "open source software" or under a similar licensing or distribution model (including but not limited to any license which complies with the Open Source Initiative Corporation's (OSI) open source definition or which is, or is equivalent to, a license approved by OSI) that the Selling Group Companies use or license, and identifies that which is incorporated into, combined with, or distributed in conjunction with any Selling Group Companies' Products or services ("Incorporated Open Source Software") copies of which have been provided to the Buyer. The Selling Group Companies' use and distribution of each component of Incorporated Open Source Software complies with all material provisions of the applicable license agreement, and in no case does such use or distribution give rise under such license agreement to any rights in any third parties under any Company Intellectual Property Rights or obligations for the Selling Group Companies with respect to any Company Intellectual Property Rights, including without limitation any obligation to disclose or distribute any such Intellectual Property in source code form, to license any such Intellectual Property for the purpose of making derivative works, or to distribute any such Intellectual Property without charge.

(i) To the Knowledge of the Company, no person is infringing or misappropriating any of the Transferred Intellectual Property.

    (j)        The Selling Group Companies have taken all commercially reasonable steps to protect the Selling Group Companies' rights in confidential information and trade secrets of the Selling Group Companies or as required by any other person who has provided its confidential information or trade secrets to the Selling Group Companies. All personnel who are currently or formerly have been employees, agents, consultants and contractors of the Selling Group Companies who have contributed to or participated in the conception and development of all Intellectual Property for or on behalf of the Selling Group Companies have executed nondisclosure agreements in form provided by the Company to the Buyer and either (i) have been a party to a "work-for-hire" arrangement or agreements with the Selling Group Companies in accordance with applicable national and state law that has accorded the Selling Group Companies full, exclusive and original ownership of all Intellectual Property Rights thereby arising, or (ii) have executed appropriate instruments of assignment in favor or the Selling Group Companies as assignee that have conveyed to the Selling Group Companies, effective, and exclusive ownership of all Intellectual Property Rights thereby arising. To the Company's Knowledge, none of the Company's officers or employees has entered into any agreement relating to the prohibition or restriction of competition or solicitation of customers, or any other similar restrictive agreement or covenant, with any Person which would materially inhibit the performance of their duties in connection with the Company's business.

    (k)        Except as disclosed in Section 3.11(k) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has taken any of the following actions: (i) disclosing or providing access to the Company Source Code, except to employees and consultants of the Selling Group Companies while bound by confidentiality obligations to the Selling Group Companies; (ii) disclosing any of Selling Group Companies' trade secrets to a third party without a commercially reasonable appropriate non-disclosure agreement; (iii) providing access to the Transferred Intellectual Property to a third party without restrictions on unauthorized copying, unauthorized sale or transfer, recompilation, disassembly or reverse-engineering and other industry-standard restrictions on use; or (iv) embedding, incorporating, distributing or modifying third-party software, including open source software, or other third-party material, other than as permitted by their respective licenses.

    (l)        Except as set forth in Section 3.11(l) of the Company Disclosure Schedule, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the disclosure or delivery by Company or any Company Subsidiary or any other party acting on the Company's or any Company Subsidiary's behalf to any third party of any Company Source Code, except disclosure to escrow agents pursuant to escrow agent agreements listed in Section 3.11(l) of the Company Disclosure Schedule. Section 3.11(l) of the Company Disclosure Schedule sets forth each contract, agreement and instrument by and between the Company, or any Company Subsidiary, and any escrow agents pursuant to which Company or any Company Subsidiary has deposited, or is or may be required to deposit, with an escrow holder or any other party, any Company Source Code ("Company Escrow Agreements"). The execution of this Agreement and the consummation of the Transaction or any of the other transactions contemplated by this Agreement, in and of itself, will not result in the release from escrow of any Company Source Code. The Company and the Company Subsidiaries are not currently in breach of any Contract that would give rise to a third party having the right to release the Company Source Code from escrow. Neither the Company nor any Company Subsidiary is in breach of, nor have either failed to perform under, any Company Escrow Agreement. To the Company's Knowledge, no other party to any such Company Escrow Agreement is in breach thereof or has failed to perform thereunder.

    (m)        Except as set forth in Section 3.11(m) of the Company Disclosure Schedule, neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to the Buyers, by operation of law or otherwise, of any Acquired Contracts to which any of the Selling Group Companies is a party, will result in (i) the Buyers granting to any third party any right to or with respect to any Transferred Intellectual Property owned by, or licensed to, either of them, or (ii) either the Buyers being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses.

    (n)        Section 3.11(n) of the Company Disclosure Schedule lists all items of Transferred Intellectual Property, in each case that is owned by the Company or a Company Subsidiary, as of the date hereof which were developed with funding provided by or are subject to restriction, constraint, control, supervision, or limitation imposed by any Governmental Authority or quasi-Governmental Authority. Except as set forth in Section 3.11(n) of the Company Disclosure Schedule, (i) other than restrictions generally imposed by any Governmental Authority or quasi-Governmental Authority on software companies subject to the applicable jurisdiction, all Transferred Intellectual Property in each case that is owned by the Company or a Company Subsidiary is freely transferable, conveyable, and assignable by Company and the Buyers to any entity located in any jurisdiction in the world without any restriction, constraint, control, supervision, or limitation that could be imposed by the OCS (or any other Governmental Authority or quasi-Governmental Authority) and (ii) other than restrictions generally imposed by any Governmental Authority or quasi-Governmental Authority on software companies subject to the applicable jurisdiction, no restriction, constraint, control, supervision, or limitation whatsoever is currently imposed by the OCS (or any other Governmental Authority or quasi-Governmental Authority) on the place, method and scope of exploitation of any Transferred Intellectual Property owned by the Company or a Company Subsidiary (including the operation of the Business as it is currently conducted, including, without limitation, the design, development, use, import, branding, advertising, promotion, marketing, manufacture and sale of Transferred Intellectual Property and any Products, Transferred Technology a services currently under development by Company or any Company Subsidiary).

    3.12        Litigation. Except to the extent set forth in Section 3.12 of the Company Disclosure Schedule, there is no Action pending except those not in excess of $20,000 individually, or to the Knowledge of the Company, threatened, against or affecting the Acquired Assets, the Acquired Subsidiaries or any of the officers or directors of a Selling Group Company (in their capacity as such), or before any Governmental Authority. All Actions disclosed (or required to be disclosed) in Section 3.12 of the Company Disclosure Schedule have been reserved for appropriately (in accordance with GAAP) on the Financial Statements. No Governmental Authority has provided the Company with written notice challenging or questioning the legal right of the Company to conduct the Business as conducted at that time or as presently conducted.

    3.13        Environmental, Health and Safety Matters

    (a)        Except as set forth in Section 3.13(a) of the Company Disclosure Schedule (i) the Selling Group Companies are currently in compliance with, and have for the three (3) years prior to the date hereof complied in all respects with, and have not received any written notice or other communication asserting or alleging a violation of, Environmental Laws or Environmental Orders in relation to the Business or the Acquired Assets. The Selling Group Companies have not during the last three years, in relation to the Business or Acquired Assets, generated, transported, stored, used, managed, manufactured, sold, reclaimed, recycled or disposed of any Hazardous Materials, or any product containing a Hazardous Material, except in compliance with Environmental Laws, (ii) each of the Products and the manufacture, processing, sale, distribution, import or export thereof is in compliance with all applicable Laws of each jurisdiction in which such Product is or has been manufactured, processed, sold, distributed, imported or exported whether by the Selling Group Companies or otherwise, including, without limitation, Environmental Laws and Laws which pertain to: electrical safety; energy consumption of energy-using products or components; the presence (or absence) of specified substances in electrical or electronic products, batteries or products generally; labeling of product or product packaging as respects product content or as respects health, safety or environmental effects or attributes or as respects required end-of-life handling or disposition of products or product packaging; and coverage under approved scheme for end-of-life collection and return of products or of product packaging, (iii) each of the Chemical Products is, and for the three (3) years prior to the date hereof has been, manufactured, processed, sold, distributed, imported or exported whether by the Company or Company Subsidiaries or otherwise in compliance with Chemical Control Laws and other Environmental Laws of each jurisdiction in which such Chemical Product is currently or has been sold, whether by the Company or Company Subsidiaries or otherwise on their behalf, (iv) all Chemical Products and each and every chemical substance contained in such Chemical Products may be lawfully manufactured, shipped and imported into each and every Inventory Jurisdiction in accordance with Chemical Control Laws and other Environmental Laws, (v) the Selling Group Companies have provided to the Buyers for each and every Chemical Product a complete and accurate Material Safety Data Sheet (MSDS) in accordance with applicable Laws of the United States or Safety Data Sheet (SDS) prepared in accordance with applicable Laws of the European Union, (vi) all of the Chemical Products are compliant with packaging or labeling requirements, transportation restrictions, marketing or use restrictions, restrictions on the presence of solvents or volatile organic chemicals or other restrictions on its chemical content under Chemical Control Laws or other Environmental Laws, except as indicated on the MSDS or SDS, as applicable, provided by the Company or Company Subsidiaries to the Buyers.

    (b)        Except as set forth in Section 3.13(b) of the Company Disclosure Schedule, neither the Company or Company Subsidiaries, the Business nor the Acquired Assets is subject to any existing, pending or, to the Knowledge of the Company, threatened, and the Selling Group Companies have not caused or taken any action during the last three years that could reasonably be expected to result in, Liability under or relating to Environmental Laws or Environmental Orders (including without limitation Liabilities arising out of the manufacture, processing, distribution, use or sale of any Products) in relation to the Business or Acquired Assets. Without limiting the generality of the foregoing: (i) to the Company's Knowledge, neither the Business or Acquired Assets, nor the Selling Group Companies in relation to the Business or Acquired Assets, is related to or subject to any investigation or evaluation by any Governmental Entity as to whether any Remedial Action is needed to respond to a Release or threatened Release of any Hazardous Materials, (ii) the Selling Group Companies have no Knowledge of any fact or circumstance that could reasonably be expected to: involve the Business or Acquired Assets in any litigation or impose any Liability under or relating to Environmental Laws or Environmental Orders (including without limitation Liabilities arising out of the manufacture, processing, distribution, use or sale of any Products), (iii) during the last three years the Selling Group Companies have filed all notices required under any Environmental Law indicating a past or present use, management, handling, transport, recycling, reclamation, treatment, generation, storage or Release of Hazardous Materials in relation to the Business or Acquired Assets, (iv) there is not now, and there was not previously, at, on, in or under any of the Acquired Assets: (A) any underground or above ground storage tank, surface impoundment, lagoon or other containment facility (past or present) for the temporary or permanent storage, treatment or disposal of Hazardous Materials (B) any landfill or solid waste disposal area, (C) any asbestos-containing material except in compliance with Environmental Law, or (D) any Release of Hazardous Materials which has not been fully remediated in accordance with Environmental Laws, (v) with the exception of validly issued Environmental Permits and obligations assumed in the ordinary course of business, neither the Company or Company Subsidiaries with respect to the Business and the Acquired Assets, or the Business or the Acquired Assets is subject to any Environmental Order from, or contractual or other obligation with, any Governmental Entity or other person in respect of which Loss may be incurred under or in relation to Environmental Laws, (vi) no event, and no action or failure to act by the Company or Company Subsidiaries has occurred with respect to the Business or the Acquired Assets that has resulted in exposure of the Selling Group Company Employees or any third parties to any amount of any Hazardous Material that may now or in the future constitute a threat to human health or the environment or subject the Business, the Acquired Assets or the Buyers to Liability.

    (c)        The Selling Group Companies (i) currently hold all Environmental Permits necessary for the conduct or operation of the Business and the Acquired Assets (including for the avoidance of doubt those which relate to the generation, transportation, manufacture, disposal of, or sale of any product containing, a Hazardous Material) as such Business and Acquired Assets are currently being conducted and operated, (ii) in relation to the Business or the Acquired Assets, are currently in compliance and have not received any written notice or other communication asserting or alleging a violation with respect to, all Environmental Permits, and to the Knowledge of the Company or the Company's environmental, health or safety personnel there are no facts or circumstances reasonably likely to result in the revocation, suspension or revision of any Environmental Permits, and (iii) Section 3.13(c) of the Company Disclosure Schedule contains a list of all Environmental Permits necessary for the conduct or operation of the Business and the Acquired Assets, as currently conducted and operated, and identifies all Environmental Permits that are required to be transferred or reissued, or that are otherwise prohibited from being transferred or reissued, as a result of the transactions contemplated by this Agreement.

    (d)        Except as set forth in Section 3.13(d) of the Company Disclosure Schedule, (i) the Company has disclosed and made available to the Buyers all information, including without limitation all studies, analyses, audits, assessments, reports, data and test results, in its possession, custody or control relating to (A) the environmental conditions at, on, in, under or about the Acquired Assets, and (B) Hazardous Materials used, managed, handled, transported, treated, generated, stored or Released in relation to the Business or the Acquired Assets at any time, and (ii) to the Company's Knowledge, there are no Environmental Laws or Environmental Orders applicable to the Business or the Acquired Assets that would require the Company or Company Subsidiaries, the Buyer or any other party to provide notice to, to take actions to satisfy, or to obtain the approval of, any Governmental Entity as a condition to the consummation of the transactions contemplated by this Agreement. The Selling Group Companies have complied with all disclosure obligations imposed by Environmental Laws with respect to the transactions contemplated by this Agreement.

    3.14        Compliance with Other Laws; Permits.

    (a)        Except as set forth in the Financial Statements or in Section 3.14 of the Company Disclosure Schedule, none of the Company, the Selling Subsidiaries or the Acquired Subsidiaries are in violation of or in default with respect to, or in alleged violation of or alleged default with respect to, any applicable law or any applicable rule, regulation, or any writ or decree of any Governmental Authority, or delinquent with respect to any report required to be filed with any Governmental Authority.

    (b)        Each of the Selling Group Companies holds all permits, licenses, variances, exemptions, orders and approvals and other authorizations from Governmental Authorities which are required for the operation of the Business (including the Acquired Assets) of the Selling Group Companies taken as a whole (collectively, the "Company Permits"). Each of the Selling Group Companies has been and is in compliance in all material respects with the terms of the Company Permits and any conditions placed thereon. The Company does not know of any reason it would not be able to renew any of the Company Permits required to operate or use any of the Selling Group Companies' assets for their current purposes and uses. There are no permits, licenses, variances, exemptions, orders or approvals or other authorizations from Governmental Authorities held by the Selling Group Companies, or required for the Selling Group Companies' business in any material respect, that are required to be transferred or reissued, or that are otherwise prohibited from being transferred or reissued, as a result of the transactions contemplated by this Agreement.

    3.15        Brokers. Except as set forth in Section 3.15 of the Company Disclosure Schedule, no broker, finder, investment banker, or any other third party is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Transaction Documents based upon arrangements made by or on behalf of the Company or Selling Group Companies.

    3.16        Employment Matters.

    (a)        Section 3.16(a) of the Company Disclosure Schedule contains (i) a complete list of the Selling Group Company Employees, stating for each Selling Group Company Employee the identity of the Selling Group Company employing such employee and (ii) a true and complete list of all remuneration payable and other compensation and benefits provided which the Selling Group Companies or any Company ERISA Affiliate (as defined below) is bound to provide (whether at present or in the future) to each such employee, or any Person connected with any such employee, and includes, if any, particulars of all profit sharing, equity compensation, incentive and bonus arrangements to which the Selling Group Companies are a party, whether legally binding or not. Unless set forth opposite such employee's name in Section 3.16(a) of the Company Disclosure Schedule, all of the Selling Group Company Employees are "at will" employees subject to termination upon up to one (1) month prior written notice under the termination notice provisions included in their Employment Agreements or applicable Law.

    (b)        For the purposes of this Agreement, "Company Benefit Plan" means each deferred compensation and each bonus or other incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or broad-based arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other "welfare" plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether or not subject to ERISA); each profit-sharing, stock bonus or other "pension" plan, insurance plans, education fund, provident fund or other similar fund or program (within the meaning of section 3(2) of ERISA, whether or not subject to ERISA); and each other employee benefit plan, fund, program, agreement or broad-based arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to or entered into by the Company or a Company Subsidiary or by any trade or business, whether or not incorporated ("Company ERISA Affiliate"), that together with the Company would be deemed a "single employer" within the meaning of section 4001(b) of ERISA, or to which the Company, a Company Subsidiary or a Company ERISA Affiliate is party, whether written or oral, for the benefit of any employee or former employee of the Company or any Company Subsidiary.

    (c)        Section 3.16(c) of the Company Disclosure Schedule contains an accurate and complete list of each Company Benefit Plan. The Company has made available to the Buyer (i) correct and complete copies of all documents embodying each Company Benefit Plan and each form of Employment Agreement and all related trust documents, (ii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Benefit Plan, (iii) if the Company Benefit Plan is funded, the most recent annual and periodic accounting of Company Benefit Plan assets, (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Benefit Plan, (v) all material correspondence to or from any governmental agency relating to any Company Benefit Plan (vi) all policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Benefit Plan, (vii) all discrimination tests for each Company Benefit Plan for the three (3) most recent plan years, (viii) the most recent IRS determination or opinion letter issued with respect to each Company Benefit Plan, and (ix) visa and work permit information with respect to current Selling Group Company Employees. Except as provided in Section 3.16(c) of the Company Disclosure Schedule, none of the Selling Group Companies nor any Company ERISA Affiliate has any plan or commitment to establish any new Company Benefit Plan or Employment Agreement, to modify any Company Benefit Plan or Employment Agreement (except to the extent required by Law or to conform any such Company Benefit Plan or Employment Agreement to the requirements of any applicable Law, in each case as previously disclosed to the Buyer in writing, or as required by this Agreement), or to adopt or enter into any Company Benefit Plan or Employment Agreement.

    (d)        Each of the Selling Group Companies and the Company ERISA Affiliates has performed in all material respects all obligations required to be performed by them under each Company Benefit Plan, and each Company Benefit Plan has been established and maintained in all material respects in accordance with its terms and in material compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code. All the Company Benefit Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters (or written opinions or advisory letters upon which the Selling Group Companies, the Company or the Company ERISA Affiliates, as applicable, are entitled to rely) from the IRS after January 1, 2000 to the effect that such Company Benefit Plans are qualified and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter (or written opinion or advisory letter as above) has been revoked and, to the best Knowledge of the Company, revocation has not been threatened, and no such Company Benefit Plan has been amended since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would reasonably be expected to result in the loss of its qualification. No "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Benefit Plan. None of the Selling Group Companies nor any Company ERISA Affiliate is subject to any penalty or tax with respect to any Company Benefit Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. Each of the Selling Group Companies and each Company ERISA Affiliate has timely made all contributions and other payments required by and due under the terms of each Company Benefit Plan. Except as set forth in Section 3.16(d) of the Company Disclosure Schedule, there are no actions, suits or claims pending, or, to the best Knowledge of the Company, threatened (other than routine claims for benefits) against any Company Benefit Plan or against the assets of any Company Benefit Plan. Except to the extent limited by applicable law, each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms, without material liability to the Selling Group Companies or any Company ERISA Affiliates (other than ordinary administration expenses). There are no audits, inquiries or proceedings pending or, to the best Knowledge of Company or any Company ERISA Affiliates, threatened by the IRS or other Governmental Authority with respect to any Company Benefit Plan. No Company Benefit Plan has assets that include securities issued by a Selling Group Company or a Company ERISA Affiliate. Each Employment Agreement and Consulting Agreement has been operated and administered in all material respects in accordance with its terms and applicable Law.

    (e)        None of the Selling Group Companies nor any Company ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any (i) Company Benefit Plan which is an "employee pension benefit plan," within the meaning of Section 3(2) of ERISA and is subject to Title IV of ERISA or Section 412 of the Code, (ii) such pension plan which is a "multiemployer plan," as defined in Section 3(37) of ERISA, (iii) "multiple employer plan" as defined in ERISA or the Code, or (iv) a "funded welfare plan" within the meaning of Section 419 of the Code. No Company Benefit Plan provides health benefits that are not fully insured through an insurance contract.

    (f)        None of the Selling Group Companies nor any Company ERISA Affiliate has, in any material respect, violated any of the health care continuation requirements of the COBRA, the requirements of the Family Medical Leave Act of 1993, as amended, the requirements of the Health Insurance Portability and Accountability Act of 1996, the requirements of the Women's Health and Cancer Rights Act of 1998, the requirements of the Newborns' and Mothers' Health Protection Act of 1996, or any amendment to each such act, or any similar provisions of foreign and state laws applicable to the Selling Group Company Employees.

    (g)        None of the Selling Group Companies nor any Company ERISA Affiliate has violated Section 402 of the Sarbanes-Oxley Act and the execution of this Agreement and the consummation of the transactions contemplated hereby will not, to the best Knowledge of Company, cause such a violation.

    (h)        The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event (other than, in the case of clauses (x) and (y) below or the termination of employment of a Continuing Employee by the Buyers following the Closing Date), (i) entitle any current or former employee, officer or director of the Company or any Company Subsidiary to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, officer or director, except, in the case of clauses (i) and (ii) above, (x) as required by applicable Law, (y) as set forth in Section 3.16(h) of the Company Disclosure Schedule or (iii) result in the payment of any "excess parachute payment" within the meaning of Section 280G of the Code (or any corresponding provision of U.S. state or local Law). Other than the foregoing, there are no obligations of the Company or any Company Subsidiary to make severance payments in amounts that are materially greater than the amounts prescribed by applicable Law.

    (i)        There are no pending, or to the Company's Knowledge threatened or anticipated claims by or on behalf of any Company Benefit Plan, Employment Agreement or Consulting Agreement, by any employee or beneficiary covered under any such Company Benefit Plan, Employment Agreement or Consulting Agreement, or otherwise involving any such Company Benefit Plan, Employment Agreement or Consulting Agreement (other than routine claims for benefits).

    (j)        Except as set forth in Section 3.16(j) of the Company's Disclosure Schedule (i) the Company and the Company Subsidiaries are, and have been at all times, in compliance with all applicable federal, state and local Laws, rules and regulations (including without limitation the National Labor Relations Act) as well as any national, industry or company collective agreement, order or award, respecting employment, pension and social security, employment practices, terms and conditions of employment, wages and hours and workplace safety and are not engaged in any unfair labor practices; (ii) the Selling Group Companies' obligations to provide statutory severance pay to the Selling Group Company Employees pursuant to severance Laws, including without limitation, under the Israeli Severance Pay Law (5723-1963), are fully funded or accrued on the Company's Financial Statements as of the date of such, and (iii) within the past two years there have not been nor are there any pending administrative charges, arbitration proceedings, or lawsuits brought by or on behalf of any current or former employee or group of current or former employees against the Company or any of the Company Subsidiaries. Neither the Company nor any Company Subsidiary is now, nor during the last two years has been, the subject of any complaint, charge, or to the Company's Knowledge investigation, audit, suit or other legal process with respect to any of its/their employees, independent contractors or consultants by a Governmental Authority. None of the employees of the Company or any Company Subsidiary (in their capacities as such) is, or within the last two years has been, the subject of a representation petition before the National Labor Relations Board or any other Governmental Authority.

    (k)        Within the past two years: (i) no work stoppage or labor strike against the Company or any Company Subsidiary has occurred, is pending or, to the Knowledge of the Company, threatened; (ii) neither the Company nor any Company Subsidiary has had to their Knowledge any activities or proceedings of any labor union to organize any employees of the Company or any Company Subsidiary; and (iii) neither the Company nor any Company Subsidiary has been or is a party to, or bound by, any collective bargaining agreement, collective labor agreement or other contract or arrangement with a labor union, trade union or other organization or body, no collective bargaining agreement is being negotiated by the Company or any Company Subsidiary, and the Company has not recognized or received a demand for recognition from any collective bargaining representative with respect to any of the Selling Group Company Employees.

    (l)        Other than as set forth on Section 3.16(l) of the Company Disclosure Schedule, (i) neither the Company nor any Company Subsidiary engages any Business Employee whose employment would require special licenses or permits and (ii) there are no unwritten company policies or customs that, by extension, could entitle Selling Group Company Employees to benefits in addition to what they are entitled by Law or under the terms of employment agreements (including, by way of example but without limitation, unwritten customs or practices concerning the payment of statutory severance pay when it is not legally required).

    (m)        All individuals who are or were performing consulting or other services for the Business are correctly classified by the Selling Group Companies as either "independent contractors" or "employees," as the case may be, other than individuals working through manpower companies. Section 3.16(m) of the Company Disclosure Schedule contains an accurate and complete list of each Consulting Agreement, stating the identity of the Selling Group Company that has engaged such Consultant. The Company has delivered to the Buyers correct and complete copies of all documents embodying each Consulting Agreement, including all amendments thereto and all related trust documents providing for annual payments in excess of $100,000.

    3.17         Product Warranties. (a)   Each Product, including software, manufactured, sold, licensed, leased, or delivered by each of the Selling Group Companies (or by a third party on their behalf) has been in conformity with all applicable contractual commitments and all express and implied warranties with respect to such Products, (b) except as set forth in Section 3.17 of the Company’s Disclosure Schedule none of the Company or the Company Subsidiaries has any liability for replacement or repair thereof or other damages in connection therewith, and (c) except as set forth in Section 3.17 of the Company’s Disclosure Schedule no Product manufactured, sold, licensed, leased, or delivered by the Selling Group Companies (or by a third party on their behalf) is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale, license, or lease or beyond that implied or imposed by applicable Law, excluding with respect to (b) and (c) sales of the Products in the ordinary course. Copies of the standard terms and conditions of sale, license, or lease for the Products of the Selling Group Companies have been delivered to the Buyer.

    3.18        Relationships with Related Persons. Except as set forth and identified in Section 3.18 of the Company Disclosure Schedule, (i) there are no Contracts or other transactions between any of the Selling Group Companies, on the one hand, and any director or executive officer of any of the Selling Group Companies or any of their respective Affiliates, on the other hand ; (ii) no Affiliate of any of the Selling Group Companies (other than the Company or any Company Subsidiary) is a distributor, supplier, vendor, customer, client, lessor, licensor, debtor, creditor, competitor or service provider to any of the Selling Group Companies, (iii) no director or executive officer of any of the Selling Group Companies or any of their respective Affiliates has any interest in any of the Acquired Assets, and (iv) there are no other Contracts, transactions, arrangements or agreements of the type relating to the Business, listed in Section 270 of the Israeli Companies Law to which any of the Selling Group Companies is a party, other than, in any instance, with respect to compensation paid to officers or directors of any of the Selling Group Companies or indemnification agreement or insurance policies.

    3.19        Grants, Incentives and Subsidies Section 3.19 of the Company Disclosure Schedule provides a complete list of all grants, incentives and subsidies (collectively, “Grants”) from the Government of the State of Israel or any agency thereof, or from any foreign governmental or administrative agency, granted to any of the Selling Group Companies, including, without limitation, (i) “Approved Enterprise” from the Investment Center and (ii) grants from the OCS. The Company has delivered to the Buyer, prior to the date hereof, correct copies of all letters of approval (and other correspondence that evidences changes to the terms of such letters of approval) under which such Grants were granted to the Selling Group Companies. Section 3.19 of the Company Disclosure Schedule details all material undertakings of the Selling Group Companies given in connection with the Grants. Without limiting the generality of the foregoing, Section 3.19 of the Company Disclosure Schedule includes the aggregate amounts of each Grant, and the aggregate outstanding obligations thereunder of each of the Selling Group Companies with respect to royalties, or the outstanding amounts to be paid by the OCS to the Company or any Company Subsidiary. Each of the Selling Group Companies is in compliance with the terms and conditions of their respective Grants and, except as disclosed in Section 3.19 of the Company Disclosure Schedule hereto, have duly fulfilled, all the undertakings relating thereto required to be fulfilled prior to the date hereof. To the Knowledge of the Company, the OCS does not intend to revoke or materially modify any of the Grants.

    3.20        Foreign Corrupt Practices Act. The Company (including any of its officers or directors) has not taken or failed to take any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder. Neither the Company nor, to the Company’s Knowledge, any third party acting on behalf of the Company, has offered, paid, promised to pay, or authorized, directly or indirectly, the giving of money or anything of value to any Official, or to any other person while knowing or being aware of a high probability that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any Official, for the purpose of: (i) influencing any act or decision of such Official in his, her or its official capacity, including a decision to fail to perform his, her or its official duties or functions; or (ii) inducing such Official to use his, her or its influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority, or to obtain an improper advantage in order to assist the Company or any third party in obtaining or retaining business for or with, or directing business to, Company. For purposes of this Agreement, an “Official” shall include any appointed or elected official, any government employee, any political party, party official, or candidate for political office, or any officer, director or employee of any Governmental Entity.

    3.21        Hedging Transactions. Except as set forth in Section 3.21 of the Company Disclosure Schedule, no Selling Group Company has entered into any hedging transaction or arrangement that are outstanding or in effect.

    3.22        Receivables; Bank Accounts.

    (a)        All receivables of each of the Selling Group Companies represent valid third party obligations arising from third party sales actually made or services actually performed, and are recognized as receivables in accordance with GAAP. None of the Selling Group Companies is required under GAAP to write-off as uncollectible any notes, accounts receivable or other assets, except write-offs in the ordinary course of business charged to applicable reserves (which reserves are adequate and appropriate in amount) or which are immaterial in amount, and, to the Company's Knowledge, no facts or circumstances exist that could reasonably be expected to result in the Selling Group Companies becoming required under GAAP to write-off as uncollectible any notes, accounts receivable or other assets, except write-offs in the ordinary course charged to applicable reserves or which, individually or in the aggregate, would be immaterial in amount.

    (b)        Section 3.22(b) of the Company Disclosure Schedule sets forth a complete and accurate list of (i) all bank accounts, investment accounts, lock boxes and safe deposit boxes maintained by or on behalf of each of the Acquired Subsidiaries, including the location and account numbers of all such bank accounts, investment accounts, lock boxes and safe deposit boxes, (ii) the names of all Persons authorized to take action with respect to such bank accounts, investment accounts, lock boxes and safe deposit boxes or who have access thereto, and (iii) the names of all Persons holding general or special powers of attorney from the Acquired Subsidiaries.

    3.23        Inventory. All Inventory of each of the Selling Group Companies used in the conduct of the Business reflected on the Financial Statements or acquired since the date thereof was acquired and has been maintained in the ordinary course of business; is of good and merchantable quality; consists substantially of a quality, quantity and condition useable, leasable or saleable in the ordinary course of business except as otherwise reflected on the Financial Statements or as otherwise dealt with in the ordinary course of business since then.

    3.24        Insurance. Each of the Selling Group Companies has given timely notice to the insurer under each insurance policy of all claims that may be insured thereby. Neither the Company nor any Company Subsidiary has received any notice that any insurance policy is not in full force and effect, and to the Knowledge of the Company there does not exist any event, circumstance or condition (including the Transaction) that would cause (or would be reasonably likely to cause) any such insurance policy not to be in full force and effect. Neither the Company nor any Company Subsidiary has received during the past two years from any insurance carrier to which it has applied for any insurance or with which it has carried any insurance (i) any refusal of coverage or notice of limitation of coverage or any notice that a defense will be afforded with reservation of rights or (ii) any notice of cancellation or any other indication that any insurance policy is no longer in full force or effect or will not be reviewed or that the issuer of any insurance policy is not willing or able to perform its obligations thereunder. Except as set forth in Section 3.24 of the Company’s Disclosure Schedule in the last two years to the Knowledge of the Company no termination has been threatened with respect to, any of such policies.

    3.25        Full Disclosure. None of the representations or warranties made by the Company (as modified by the Company Disclosure Schedule) in this Agreement, and none of the statements made in any exhibit, schedule or certificate furnished by the Company pursuant to this Agreement contains, or will contain at the Closing Date, any untrue statement of a material fact, or omits or will omit at the Closing Date to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF BUYERS

The Buyer, on its behalf and on behalf of the Additional Buyers, represents and warrants to the Company that each of the statements contained in this ARTICLE 4 (including any Schedules hereto) is true and correct as of the date hereof and will be true and correct at and as of the Closing Date, as follows:

    4.1        Organization. Each of the Buyers is a corporation duly organized, validly existing and is in good standing under the laws of the jurisdiction of its incorporation. Each of the Buyers has all requisite corporate power and authority to carry on its business as it is currently conducted and to own, lease and operate its properties where such properties are now owned, leased or operated.

    4.2        Authority. Each of the Buyers has all requisite corporate power and authority to execute and deliver each Transaction Document delivered or to be delivered by the Buyers, as applicable, and to perform all of its obligations hereunder and thereunder and to consummate the transaction contemplated hereby. The execution, delivery and performance by each of the Buyers of each Transaction Document delivered or to be delivered by the Buyers, as applicable, and the consummation by the Buyers of the Transaction have been or will be duly authorized by all necessary and proper action on the part of the Buyers, respectively. This Agreement has been duly executed and delivered by each of the Buyers and constitutes the legal, valid and binding obligation of each of the Buyers, enforceable against them in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights in general and by general principles of equity. Each other Transaction Document to be delivered by each of the Buyers will be duly executed and delivered by each of the Buyers and, when so executed and delivered, will constitute the legal, valid and binding obligation of the Buyers, enforceable against the Buyers in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights in general and by general principles of equity.

    4.3        Non-contravention. Subject to the receipt of all required regulatory, administrative and Governmental Authorities and Consents, none of the execution, delivery or performance by the Buyers of any Transaction Document or the consummation by the Buyers of the Transaction does or will, with or without the giving of notice or the lapse of time or both, conflict with, or result in a breach or violation of, or a default under (i) the respective organizational documents of the Buyers, or (ii) any applicable Law.

    4.4        Available Funds. The Buyer has available sufficient funds to enable it to consummate the Transactions.

ARTICLE 5. COVENANTS

    5.1        Conduct of Business. Except as contemplated by this Agreement or consented to by the Buyer in writing (which consent shall not be unreasonably withheld or delayed), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing Date, the Company shall, and shall cause each Company Subsidiary to, carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in material compliance with all applicable Laws, and with respect to incurring any expense, cost or liability under the ordinary course of business, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and management level employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, brokers, agents, creditors and others with which it has material business dealings. Without limiting the generality of the foregoing, except as contemplated by this Agreement, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing Date, without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed), the Company shall not and shall not permit any Company Subsidiary to (unless required by Law, in each case after consultation with counsel and, to the extent reasonably feasible, prior written notification of at least five (5) days to Buyer) do any of the following:

    (a)        transfer or license exclusively to any Person or entity or otherwise extend, amend or modify any rights to the Transferred Intellectual Property, or enter into any agreements or make other commitments or arrangements to grant, transfer or license to any Person future rights to any Transferred Intellectual Property, in each case other than entering into, amending or modifying licenses in the ordinary course of business consistent with past practices;

    (b)        declare, set aside or pay any dividends on (except dividends declared or paid by a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company) or make any other distributions (whether in cash, stock, equity securities or property) with respect to any capital stock;

(c) purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or any Company Subsidiary except with respect to capitalization of intercompany debt;

    (d)        issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing with respect to any shares of stock of the Acquired Subsidiaries (other than the issuance of shares on a pro rata basis in connection with a capitalization of intercompany debt) or any securities convertible into or exercisable or exchangeable for shares of stock of the Acquired Subsidiaries, or subscriptions, rights, warrants or options to acquire any such shares or any securities convertible into or exercisable or exchangeable for such shares, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities;

(e) cause, permit or propose any amendments to the Formation Documents;

    (f)        (i) acquire or agree to acquire any equity interest in or a portion of the assets or property of any Person or division thereof, (ii) otherwise acquire or agree to acquire all or substantially all of the assets of any of the foregoing, or enter into any joint ventures, strategic partnerships or alliances, or (iii) invest in any third party;

    (g)        except in the ordinary course of business consistent with past practice, (i) sell, lease, mortgage, pledge, license, encumber, convey, assign, sublicense or otherwise dispose of or transfer any Acquired Assets, other than the sale, lease, licensing, encumbrance, conveyance, assignment, sublicensing or disposition of property or assets in any single transaction or series of related transactions having a fair market value not in excess of an aggregate amount of $50,000, (ii) materially modify, amend or terminate any existing material lease, license or Contract affecting the use, possession or operation of any such Acquired Assets, or (iii) grant or otherwise create or consent to the creation of any material easement, covenant, restriction, assessment or charge affecting any owned real property or leased real property or any material part thereof;

    (h)        incur any Indebtedness for borrowed money or guarantee any such Indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, in each case other than in connection with (A) the financing of ordinary course trade payables, (B) borrowings under the Company's existing credit facility or (C) the collection of accounts receivable, notes or commercial paper, in the ordinary course of business consistent with past practice;

    (i)        (i) except pursuant to Company Benefit Plans in existence prior to the date hereof, adopt or amend any material Company Benefit Plan or enter into any employment contract or amend any Employment Agreement; (ii) increase the salaries or wage rates or fringe benefits (including granting or increasing rights to severance or indemnification) of, or pay any bonus or other compensation to, its directors, officers, employees or consultants except, in each case, as may be required by Law or any existing Company Benefit Plan or Employment Agreement; (iii) layoff any employee who is either a Key Employee or with the title of Vice President or higher of the Company or any Company Subsidiary (except for termination for "cause") or effect any reduction (which is material with respect to the Company's operations in a particular country) in workforce (other than as otherwise indicated by the Buyers that would not be Continuing Business Employees ); or (iv) enter into, or perform, any transaction (other than an immaterial transaction) with or for the benefit of any officer, director or other affiliate of the Company or any Company Subsidiary (other than in the ordinary course of business or pursuant to the agreements set forth in Section 3.16(h) of the Company Disclosure Schedule).

    (j)        modify, amend or terminate, in any material respect, any Acquired Contract or waive, delay the exercise of, release or assign any material rights or material claims thereunder other than in the ordinary course of business;

(k) except as required by Law or by GAAP, revalue any of its assets or make any material change in accounting methods, principles or practices;

    (l)        enter into, renew or modify any Contracts that, had they been executed on or as of the date hereof, would have been required to be listed in Section 3.7 of the Company Disclosure Schedule other than in the ordinary course of business;

    (m)        Regarding the Acquired Subsidiaries or adversely effecting the Acquired Assets or Assumed Liabilities (i) except as required by Law or by any Governmental Authority and except for elections made in the ordinary course of business, make any material Tax election or Tax accounting method change, or (ii) consent to any extension or waiver of any limitation period with respect to Taxes or (iii) other than in consultation in good faith with the Buyer or as explicitly provided herein, enter into any settlement with any Tax authority relating to any Tax ruling, whether or not initiated prior to the execution of this Agreement;

    (n)        (i) enter into any agreement providing for the employment or consultancy of any person on a full-time, part-time, consulting or other basis or otherwise providing compensation or other benefits to any officer, director, employee or consultant, (ii) grant rights to severance to Continuing Employees other than (x) as required by applicable Law or (y) in a manner consistent with the Company's standard practice (so long as, in the case of clause (y), the amount of severance does not exceed that required by applicable Law if the employee were terminated by the Company);

    (o)        pay, discharge, compromise, satisfy, cancel or forgive any debts or claims or rights (or series of rights, debts or claims) involving, individually or in the aggregate, consideration in excess of $50,000 except in the ordinary course of business consistent with past practice and except for regularly scheduled repayments under existing Indebtedness;

(p) settle or compromise any pending or threatened Action other than a settlement in respect of an Excluded Liability which includes only monetary payments which are paid prior to the Closing;

    (q)        apply for or accept any grants or other funding from the OCS or any other Governmental Authority, other than under currently outstanding applications disclosed on Section 3.19 of the Company Disclosure Schedule, or take any action or fail to take any action in material violation of, or that would adversely affect the terms and conditions of any grants or benefits received or receivable from any Governmental Authority, including without limitation the OCS and the Investment Center;

(r) prepay any amounts which may become due as a result of, or in connection with, the Closing;

(s) commence any litigation proceedings; or

(t) agree or commit to take any of the actions described in Sections 5.1(a) through 5.1(q) other than in the ordinary course of business.

    5.2        Regular Reporting. Subject to compliance with applicable Law, from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Closing Date, the Company shall confer on a regular basis with one or more representatives of the Buyers, designated in writing by Buyers, to report on operational matters that are material and other matters reasonably requested by the Buyers. The Company shall promptly provide the Buyer with all filings made with any Governmental Authority in connection with this Agreement, the Transaction and the transactions contemplated hereby. Any Financial Statements referred to in Section 3.4(e) of the Company Disclosure Schedule, shall be provided by the Company to the Buyer within 30 days from the date hereof.

    5.3        Investigation of the Company’s Business by the Buyers. From the date hereof through the Closing Date, the Company will provide to the Buyers and their Representatives reasonable access during normal business hours to the properties, books, records, employees and Representatives of the Selling Group Companies to make or cause to be made such investigation of the Selling Group Companies and of the assets and liabilities and financial and legal condition of the Selling Group Companies as the Buyers deem necessary or advisable, provided that any such investigation shall not interfere unnecessarily with the normal operations of the Selling Group Companies. The Company will furnish to the Buyers and their Representativessuch financial and operating data and other information with respect to the Selling Group Companies and the Acquired assets and Assumed Liabilities of the Selling Group Companies as the Buyers shall from time to time reasonably request. All information obtained by or on behalf of the Buyers pursuant to this Section shall be kept confidential in accordance with the provisions of the Non Disclosure Agreement, dated May 8, 2007, between the Company and the Buyer (the “NDA”).

    5.4        Environmental Investigations. The Company covenants and agrees that the Buyers may retain environmental consultants and attorneys to conduct an environmental assessment of the Acquired Assets. Such environmental assessment may consist of any activities deemed by the Buyers or its consultants to be necessary or appropriate, including without limitation physical inspections of the real properties, assets, equipment and facilities, review of all relevant records in the possession or under the control of the Company or a Company Subsidiary, review of relevant Governmental Entity records and contact with Governmental Entity personnel, conduct of sampling activities and any other investigatory activities. The Company and the Company Subsidiaries shall provide the Buyers’ environmental consultants and attorneys access to the Acquired Assets, upon reasonable notice, for purposes of conducting the environmental assessment.

    5.5        Transfers of Environmental Permits. The Selling Group Companies shall give all notices to third parties (after having provided the Buyer with reasonable opportunity to review and comment on such notices), and the parties shall use commercially reasonable efforts (in consultation with one another), to obtain all approvals, consents, ratifications, waivers or authorizations from Governmental Entities or third parties necessary to validly assign, transfer or obtain any Environmental Permits (and any pending applications for any Environmental Permits) required for the lawful operation of the Business or to operate the Acquired Assets following the Closing in substantially the same manner as presently conducted, including, without limitation, any notifications, consents or approvals required for the transfer or re-issuance of Environmental Permits in the Buyers’ name and any notifications, consents or approvals required under applicable environmental property transfer laws. The Parties shall use commercially reasonable efforts to complete the assignment, transfer or issuance of such Permits and applications on or before the Closing. In the event such assignment, transfer or issuance is not completed on or before the Closing, the Company’s and the Selling Subsidiaries’ obligations under this section shall continue, and the Company (and the Selling Subsidiary, as the case may be) shall maintain for the Buyers’ benefit the existing Environmental Permits in full force and effect, until the assignment, transfer or issuance of all such Permits and applications is completed.

    5.6        Commercially Reasonable Efforts.

    (a)        Subject to the terms and conditions of this Agreement and applicable Law, the Company and the Buyers will use their commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations or otherwise to consummate and make effective the Transaction as soon as practicable, including such actions or things as any other party hereto may reasonably request in order to cause any of the conditions to such other party's obligation to consummate such transactions specified in ARTICLE 6 to be fully satisfied including without limitation (i) make all filings required by Law to be made by them in connection with the Transaction Documents or the consummation of the Transaction, and (ii) use their commercially reasonable efforts to obtain all Consents and orders of all Persons required to be obtained in connection with the execution, delivery and performance of the Transaction Documents and the consummation of the Transaction, and (iii) assign and transfer from the Acquired Subsidiaries to the Company or another Company Subsidiary, all outstanding litigation claims .

    (b)        From time to time, as and when requested by any party to this Agreement, the other parties hereto will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, all such reasonable actions, as such other party hereto may reasonably deem necessary or desirable to consummate the Transaction.

    (c)        Notwithstanding anything to the contrary contained in this Agreement, to the extent the sale, assignment, transfer, conveyance or delivery or attempted sale, assignment, transfer, conveyance or delivery to the Buyers of any Acquired Asset is prohibited by any applicable Law or would require any Governmental Authority or third-party authorizations, approvals, consents, or waivers and such authorizations, approvals, consents or waivers shall not have been obtained prior to the Closing Date, and the obtaining thereof is not a condition to the Closing, then following the Closing, and without limiting the provisions set forth in ARTICLE 5, the Company shall be deemed to hold the respective Acquired Asset and all rights and privileges with respect thereto as a trustee for the sole benefit of the Buyers and shall manage such Acquired Asset solely in accordance with instructions of the Buyers, and the parties shall use their respective commercially reasonable efforts, and cooperate with each other, to obtain promptly such authorizations, approvals, consents or waivers. Pending such authorization, approval, consent, or waiver, the parties shall cooperate with each other in any reasonable and lawful arrangements designed to provide to the Buyers the benefits of use of such Acquired Asset. Once such authorization, approval, consent or waiver for the sale, assignment, transfer, conveyance or delivery of an Acquired Asset not sold, assigned, transferred, conveyed or delivered at the Closing is obtained, the Company shall promptly assign, transfer convey or deliver, or cause to be assigned, transferred, conveyed and delivered, such Acquired Asset to the Buyers for no additional consideration. To the extent that any such Acquired Asset cannot be transferred or the full benefits of use of any such Acquired Asset cannot be provided to the Buyers following the Closing, the Buyers and the Company shall enter into such arrangements for no additional consideration from the Buyers (including subleasing or subcontracting if permitted) to provide to the Buyers the operational equivalent of obtaining such authorization, approval, consent or waiver. Without limitation of the foregoing, in the event that at the Closing the registration of any Transferred Intellectual Property in the name of the Buyers at the relevant Governmental Authority was not yet completed and perfected then without limitation of any other rights of the Buyers, to the extent necessary to grant to the Buyers full and unrestricted use of such Transferred Intellectual Property, the Company hereby grants to the Buyers, effective as of the Closing and subject to any Third Party Licenses, an irrevocable, perpetual, royalty free, fully paid, worldwide, unrestricted, exclusive license to make any use or exploitation with respect thereto, including without limitation the right to grant sublicenses. In the event that any Acquired Asset was not duly transferred or assigned to the Buyers or its Affiliates at the Closing, and notwithstanding, the Closing was completed, then the Company shall take any action after the Closing, as reasonably requested by the Buyers, to allow the Buyers to enforce any rights or privileges of the Company under or with respect to such Acquired Assets, including pursuit of legal proceedings, solely for the benefit of and at the expense of the Buyers, and the Company shall fully cooperate with the Buyers in order to allow the Buyers to achieve the desired result in this regard.

    (d)        Effective at the Closing, the Selling Group Companies shall terminate all their respective insurance policies (the "Business Insurance Policies") related to the Acquired Assets or the Transferred Intellectual Property, and shall pay all costs associated with the termination of the Business Insurance Policies or for the purchase of any run-off policies.

    (e)        The Selling Group Companies shall cooperate with the Buyer in the review of regulatory matters affecting the Selling Group Companies and, in particular, upon the reasonable request of the Buyer, shall take such actions, implement such registrations, submit such permit applications and seek such approvals as may be required by Environmental Laws to insure that the Selling Group Companies and their products are in compliance with all Environmental Laws as of, and immediately after, the Closing in all countries in which those products are sold as of the Closing. Without derogating from the generality of the foregoing, the Selling Group Companies shall take such actions required in connection with Environmental Laws as set forth in Schedule 5.6(e) attached hereto (the "Environmental Matters") in cooperation and consultation with the Buyer. The costs related to such Environmental Matters shall be borne by the Company, provided however that Buyer will bear the cost for the initial $100,000 of out-of-pocket costs and expenses related thereto, in the manner provided for in Section 2.2.

    (f)        Effective at the Closing, the Company and the Selling Subsidiaries hereby constitute and appoint the Buyers as the true and lawful attorneys (separately and jointly) of the Company and the Selling Subsidiaries, with full power of substitution, in the name of the Company, the Selling Subsidiaries and Buyer, but on behalf of and for the benefit of the Buyer and at the Buyer's cost and expense: (i) to demand and receive from time to time any and all the Acquired Assets and to make endorsements and give receipts and releases for and with respect to the same and any part thereof; (ii) to institute, prosecute and settle any and all actions or proceedings that the Buyers may deem proper in order to collect, assert or enforce any claim, right or title of any kind in or to the Acquired Assets; (iii) to defend or settle any or all actions proceedings with respect to any of the Acquired Assets (other than actions or proceedings which the Company acknowledges and agrees in a written instrument signed by the Company and delivered to the Buyers that constitute Excluded Liabilities); and (iv) to do all such acts and things in relation to the matters set forth in the preceding clauses (i) through (iii) as the Buyers shall deem necessary or desirable. The Company and the Selling Subsidiaries hereby acknowledge that the appointment hereby made and the powers hereby granted are coupled with an interest and are not and shall not be revocable by them in any manner or for any reason. The Company and the Selling Subsidiaries shall deliver to the Buyers at the Closing acknowledged powers of attorney to the foregoing effect executed by the Company and the Selling Subsidiaries.

    (g)        In case that during the period of 18 months following the Closing, any of the Buyers discover any Contract, Software, Copyright, Trademark or other item of Intellectual Property or other asset owned by the Company or a Selling Subsidiary and used in conducting the Business prior to Closing (an "Additional Asset"), which is not included in the Acquired Assets or the Transferred Intellectual Property, then the Buyers may request the Company or a Selling Subsidiary in writing to license or transfer such Additional Asset, as applicable under this Section, to the Buyers in accordance with the provisions hereunder, as if such item had been identified as an Acquired Asset or Transferred Intellectual Property under this Agreement, for no additional consideration. As soon as practicable after receipt by the Company from the Buyers of such request as aforesaid, the Company or a Selling Subsidiary shall provide written confirmation (unless the Company in good faith believes that such Additional Asset should not be so treated) and, such item shall be deemed to have been transferred or licensed as described in this Section. If the Company or a Selling Subsidiary so discovers any such Additional Asset, it shall notify the Buyers and, at the Buyers' written request, the Company or the applicable Selling Subsidiary shall be deemed to have licensed or transferred such Additional Asset to the Buyers in accordance with the terms of this Section. In the event that the Company or a Selling Subsidiary receive, at any time after the Closing, any payments related to the Business, the Company or the Selling Subsidiary, as the case may be, shall promptly transfer such payment to the Buyer (or the applicable Buyer Affiliate). In the event that Buyer or a Buyer Affiliate receive, at any time after the Closing, any payments related solely to an Excluded Asset or from any litigation proceedings of an Acquired Subsidiary existing prior to the Closing and not to the Business, the Buyer or any such Buyer Affiliate, as the case may be, shall promptly transfer such payment to the Company.

    (h)        Without limiting the foregoing, from and after the Closing Date, the Company and the Selling Subsidiaries shall (at its own expense) do all things necessary, proper or advisable under applicable Laws, including signing and delivery of any documents and instruments, as reasonably requested by the Buyers to put the Buyers in effective and registered possession, ownership and control of the Acquired Assets. No party nor any of its subsidiaries shall take any action that is intended to have the effect of, or is reasonably expected to have the effect of, delaying, impairing or impeding the receipt of any required approvals or the satisfaction of any condition in ARTICLE 6.

    (i)        Anything contained in this Agreement to the contrary notwithstanding, none of the parties to this Agreement or their Affiliates will be required to commence litigation or divest or hold separate any business or assets or limit or restrict its rights or ability to engage in any business (other than pursuant to Section 5.8) in connection with the consummation of the Transaction.

    (j)        During the period until the Closing, the Company will promptly (after becoming aware) notify the Buyer of any security incident relating to its information technology systems, including without limitation, any incidents involving loss or potential loss of intellectual property or personally identifiable information. The parties shall work together between the date hereof and the Closing with respect to the following: (i) compliance to PCI DSS V1.1, (ii) completion of a PCI SAQ, (iii) mitigation of identified network security vulnerabilities, (iv) mitigation of identified OS security vulnerabilities, (v) mitigation of identified Application Security vulnerabilities, (vi) apply and validate security patches, (vii) deploy and validate AV tools, and (viii) migration of non-supported version of operating systems to supported versions with patches.

    (k)        Buyer shall use reasonable commercial efforts to provide the Company with information necessary for the Company to comply with regulations applicable to the Company which are reasonably requested. Requests for such information shall be delivered to a designated representative from Buyer's Strategy and Corporate Development group.

    5.7        Non-Solicitation of Employees. For a period of three years from and after the Closing Date, without the prior written consent of the Buyer, the Company shall not, and will cause its Affiliates not to, solicit, hire or retain as an employee, independent contractor or consultant any Continuing Business Employees, and will cause its Affiliates not to, during such period, induce or attempt to induce any such employee to terminate his or her employment with the Buyers by resignation, retirement or otherwise. The term “solicit, hire or retain” shall not be deemed to include generalized searches for employees through media advertisements that are not focused on individuals that are employed by the Buyers or any of their Affiliates or successors.

    5.8        Non-Compete.

    (a)        For a period of three years after the Closing Date, the Company will not, nor will any of its Affiliates (excluding Independent Director of the Selling Group Company) directly (on their own behalf or in the service or on behalf of others), without the written consent of the Buyer, enter into, engage in, manage, operate, control, invest or acquire any interest in, or otherwise engage or participate in, or own any beneficial interest in, any business engaged directly in the Business as presently conducted, wherever located except where such ownership is not above 5% of such business. Notwithstanding the above, with respect to Affiliates, this non-compete provision shall relate to large, wide, or super wide format printing business.

    (b)        The Buyers and the Company agree that if any provision of this Section 5.8 should be adjudicated to be invalid or unenforceable, such provision shall be deemed deleted herefrom with respect, and only with respect, to the operation of such provision in the particular jurisdiction in which such adjudication was made; provided, however, that to the extent any such provision may be made valid and enforceable in such jurisdiction by limitations on the scope of the activities, geographical area or time period covered, the Buyers and the Company agree that such provision instead shall be deemed limited to the extent, and only to the extent, necessary to make such provision enforceable to the fullest extent permissible under the Laws and public policies applied in such jurisdiction.

    (c)        The covenants contained in this Section 5.8 shall be construed and enforced independently of any other provision of this Agreement or any other understanding or agreement between the Buyers and the Company, and the existence of any claim or cause of action of the Company against the Buyers, of whatever nature, shall not constitute a defense to the enforcement against the Company of the covenants contained in this Section 5.8.

    5.9        Confidential Information.

    (a)        From and after the Closing Date, to the maximum extent permitted by applicable Law, all technical, marketing and other information relating to or included in the Acquired Assets, the Business or the Business Information shall at all times be and remain the sole and exclusive property of the Buyers, and the Buyers may freely use, disclose, transfer, sell or assign such information. At all times after the Closing Date, the Company and its directors, officers, employees, agents and representatives shall maintain in strictest confidence, and shall not disclose to third parties or use for their benefit or for the benefit of any third party, any and all non-public information concerning the Buyers, the Acquired Assets, the Assumed Liabilities, the Business and the Business Information, except as may be required by Law.

    (b)        In the event that the Company or any of its Affiliates or Representatives are required by Law to disclose any such information, the Company will promptly notify the Buyers in writing so that the Buyers may seek a protective order or other motion to prevent or limit the production or disclosure of such information. If such motion has been denied, has not been promptly prosecuted or is pending and unresolved at the time disclosure of such information is required by Law, then the Person required to disclose such information may disclose only such portion of such information which (i) based on advice of such Person's outside legal counsel is required by Law to be disclosed (provided that the Person required to disclose such information will use all reasonable efforts to preserve the confidentiality of the remainder of such information) or (ii) the Buyer consents in writing to having it disclosed. Such Person will not, and will not permit any of its Affiliates or its or their Representatives to, oppose any motion for confidentiality brought by the Buyer or any Selling Group Company. Such Person will continue to be bound by its obligations pursuant to this Section 5.9 for any information that is not required to be disclosed, or that has been afforded protective treatment, pursuant to such motion.

(c) Without limitation of the foregoing, the NDA shall continue to be in full force and effect at any time after the date hereof in accordance with its terms.

    5.10        Notification of Certain Matters. Between the date of this Agreement and the earlier of the Closing or termination of this Agreement, the Buyers, on the one hand, and the Company, on the other hand, shall give prompt notice to the other of: (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which it is aware which is likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate at or prior to the Closing in any material respect, and (b) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. Notwithstanding anything in the immediately preceding sentence to the contrary, the delivery of any notice pursuant to this Section 5.10 shall not (i) limit or otherwise affect any remedies available to the party receiving such notice or (ii) constitute an acknowledgment or admission of a breach of this Agreement. No disclosure by any party pursuant to this Section 5.10 shall be deemed to amend or supplement the Company Disclosure Schedule or prevent or cure any misrepresentation, breach of warranty or breach of covenant.

    5.11        Public Announcements. Except for the joint announcement of the execution and delivery of this Agreement, the timing and content of which have been mutually agreed by the parties hereto, no party hereto shall issue any press release or otherwise make any public announcement with respect to this Agreement, the Transaction or the other transactions contemplated hereby without first consulting with the Buyer and the Company and providing such party with reasonable opportunity to review and comment upon such press release or public announcement. Notwithstanding the foregoing, if such an announcement is required by applicable Law or any listing agreement with a national securities exchange or quotation system the party required to make such announcement shall provide notice to and a copy of such as promptly as practicable in advance of such announcement and, will use all reasonable efforts to consult with the other party and take the views of the other party with respect to such announcement into account prior to making such announcement.

    5.12        Exclusive Dealing. Between the date hereof and the earlier of the Closing and the termination of this Agreement, the Company shall not (and shall use reasonable efforts to cause its Representatives and Affiliates not to), directly or indirectly, take any of the following actions with any party other than Buyer and its designees: (i) solicit, knowingly encourage, initiate or participate in any negotiations or discussions with respect to, any offer or proposal to acquire or license all or substantially all, or a significant portion (other than its products in the ordinary course of business), of the Company’s business, technologies or properties or any of the Company’s equity whether by merger, purchase of assets, equity purchase (including convertible securities), license, tender offer or otherwise (including any option or right with respect to any of the foregoing), or enter into any agreement providing for, or effect, any such transaction; (ii) disclose any information not customarily disclosed in the ordinary course of business to any person concerning the Company’s business, technologies or properties or afford to any person or entity including, but not limited to, financing parties, access to its properties, books or records; (iii) assist or cooperate with any person to: (a) make any proposal to purchase all or any portion of the Company’s equity; or (b) license all or any material portion of the Company’s assets; or (iv) enter into any agreement or arrangement with any person providing for the acquisition or licensing of all or any significant portion of the Company (whether by way of merger, purchase of assets, equity purchase, license, tender offer or otherwise). In the event that the Company shall receive, or shall become aware that any of its officers, managers, employees, members, agents, representatives or affiliates has received, any offer or proposal, directly or indirectly, of the type referred to in clause (i) or (iii) above, or any request for disclosure or access pursuant to clause (ii) above, it shall notify Buyer of such offer or proposal within twenty-four hours thereof, including without limitation information as to the specific terms of such offer or proposal, as the case may be, and will cooperate with Buyer by furnishing any information Buyer may reasonably request with respect thereto. The Company agrees to immediately terminate any current discussions with third parties with respect to any of the foregoing and represents that it has the right to so terminate any such discussions. Without limiting the foregoing, it is understood that any violation of the restrictions set forth above by any officer, manager, member, agent, representative or affiliate of the Company shall be deemed to be a breach of this Agreement by the Company.

    5.13        Employee Matters.

(a) The Company shall provide such assistance to the Buyers in the solicitation and hiring of the Business Employees, as the Buyers shall reasonably request.

    (b)        Prior to the Closing Date and subject to the Buyer receiving proper evidence that each such employee has a legal right to work in his or her country of current employment, each Business Employee listed in Schedule 5.13(b) to be attached hereto shall be given an Offer Letter by the Buyer or a Buyer Affiliate. Such Offer Letters will (a) be subject to and in compliance with Buyer's standard human resources policies and procedures in the applicable jurisdictions, (b) offer employment in a manner that preserves the tenure of any U.S. Continuing Business Employees accrued during their term of employment by the Company or the Selling Subsidiary for the purposes of determining their rate of vacation accrual under the Buyer group's standard procedure, and for eligibility to participate in, and vesting of benefits under the Buyer group's 401(k) plan; (c) provide any Continuing Business Employees outside the U.S. credit for service with the Buyers as required by applicable Law, (d) provide that the offers of employment will be conditional on the completion of the transactions contemplated by this Agreement and that such offers of employment will be effective as of the Closing Date, and (e) during at least the first year following the Closing Date, provide for terms that, taken as a whole, are not less favorable than the terms of the relevant Business Employee's current terms of employment disclosed to Buyer in this Agreement or the schedules attached hereto. The parties shall co-operate in good faith in receiving waivers from the Continuing Business Employees with respect to their employment with the Selling Group Companies.

    (c)        The Company and Selling Subsidiaries shall pay such Continuing Business Employees all benefits that such Continuing Business Employees may be eligible to receive under an Employment Agreement, a Company Benefit Plan or applicable Law, including, without limitation, all wages, bonuses, commissions, pay for other compensated absences and other remuneration (including mandatory or discretionary benefits) due to such Continuing Business Employees as of the close of business on the Closing Date, including any related payroll deductions (such as employee benefit plan contributions and employment Taxes) with respect thereto, regardless of whether such amounts have been accrued on the books of the Company at the close of business on the Closing Date, but excluding such payments which are Assumed Liabilities and the funds for which will be transferred to the Buyers at the Closing.

    (d)        Prior to the Closing Date, Company shall (i) provide the Buyer with an account of all benefits accrued by the Continuing Business Employees as of the Closing Date and (ii) provide the Buyer with all books and records relating to contributions made by the Company on behalf of the Continuing Business Employees to any Company Benefit Plans.

    (e)        Prior to the Closing, (i) each of the Selling Group Companies shall make all such payments, transfers and fund all such amounts required to be placed with the Company Benefit Plans that would have been required to be transferred and paid to all the Continuing Business Employees had the employment of such Continuing Business Employees been terminated at the Closing, and (ii) the Company shall assign and transfer to the Buyer all its rights in all such Company Benefit Plans (other than any Company Options which shall constitute Excluded Liabilities) with respect to the relevant Continuing Business Employees, and such Company Benefit Plans shall be deemed Acquired Assets hereunder. The parties shall apply for the approval from the Income Tax Authorities (the "ITA") regarding the transfer of the provident and pension funds, severance payments funds, managers' insurance policies and education funds relating to the Continuing Business Employees of the Company (together, the "Funds") from the Company's account to the Buyer's account. At the Closing, the Company will transfer title to the Funds to Buyer. The Company and the Buyer undertake to make all appropriate filings with the ITA and all Funds' policy managers. Without limitation to the foregoing, in the event that any Continuing Employee ceases to be employed by the Buyers after the Closing Date, the Buyers shall be solely responsible for any severance or other payments due to the employee as a result of such termination of employment. Notwithstanding the foregoing Subsection 5.13(e), in the event that the ITA does not require, as a condition to giving the approval specified above, that the Funds of the Continuing Business Employees employed by the Company be fully funded at or prior to the Closing, then the Company shall not be required to fund any deficits existing thereunder which arose under the ordinary course of business, provided however that in such event the Company shall be liable for any such deficit with respect to any Continuing Business Employee who is terminated by the Buyer during the 12-month period following the Closing, and such deficit shall be a Deemed Loss indemnifiable from the Escrow Funds as provided for in ARTICLE 8. The Buyer shall provide the Company with commercially reasonable assistance and cooperation in the Company's discussions with the ITA regarding the above matters, including with respect to obtaining a waiver from the ITA regarding the funding of the Funds at Closing, including assumption of such deficit under the terms hereunder (under such reasonable terms as shall be agreed to by Buyer and the Company).

    (f)        Prior to the Closing, the Acquired Subsidiaries shall terminate the employment of all employees who are not Continuing Business Employees, and shall be solely responsible for the payment of all amounts due to such employees in connection with their employment and termination thereof, including without limitation any severance pay and for all claims of such employees.

    (g)        The Company and Selling Subsidiaries shall be solely responsible for (A) claims of Continuing Business Employees and their eligible beneficiaries and dependents for workers compensation and unemployment compensation and claims under Company Benefit Plans that are incurred before the Closing Date and (B) claims relating to COBRA coverage, or similar statutory requirements in non-U.S. jurisdictions, attributable to "qualifying events" occurring on or before the Closing Date with respect to any Continuing Business Employees and their eligible beneficiaries and dependents. The Buyers shall be solely responsible for (A) claims of the Continuing Business Employees and their eligible beneficiaries and dependents for workers compensation and unemployment compensation and claims under the Selling Group Company's and the Buyer's welfare plans that are incurred on or after the Closing Date and (B) claims relating to COBRA coverage, or similar statutory requirements in non-U.S. jurisdictions, attributable to "qualifying events" occurring after the Closing Date with respect to the Continuing Business Employees and their beneficiaries and dependents. Accruals for severance benefits and other employee benefit programs as of the Closing with respect to the Continuing Business Employees shall be assumed by the Buyers and will be included as an Assumed Liability solely to the extent such accruals are fully provided for in the Financial Statements. The Buyers' assumption of such an Assumed Liability, shall not be construed as indicating an obligation to maintain a particular benefit program or to pay a benefit in a particular form where such an obligation is not otherwise required by Law and except as specifically provided for herein, nothing in this Agreement shall be construed to require the Buyers to continue any Company Benefit Plan or Employment Agreement or to prevent amendment, modification or termination of the current terms of employment of any Continuing Business Employee after the Closing.

    (h)        The Company shall indemnify and hold harmless Buyer from and against all Losses suffered or incurred by Buyer as a result of or arising directly or indirectly out of, in connection with or pursuant to, any claims by any Continuing Business Employees, including but not limited to any claims related to any Company Benefit Plan or Employment Agreement, other than claims by Continuing Business Employees with respect to their employment with the Buyers at any time following the Closing.

    (i)        Except to the extent specifically required by Law, the Buyers shall be under no obligation to continue to maintain any Company Benefit Plan or other employment-related policy, program or practice of any Company Subsidiary.

    (j)        Effective as of no later than the day immediately preceding the Closing Date, each of the Selling Group Companies and any Company ERISA Affiliate shall terminate any and all group severance plans or policies and any Company Benefit Plans intended to include a Code Section 401(k) arrangement (unless the Buyer provides written notice to the Company that such Company Benefit Plans shall not be terminated). Unless the Buyer provides such written notice to the Company, no later than three business days prior to the Closing Date, the Company shall provide the Buyer with evidence that such Company Benefit Plan(s) have been terminated (effective no later than the day immediately preceding the Closing Date).

    5.14        Transition. During the period between the signing of this Agreement and the earlier of the Closing or termination of this Agreement, the Company and the Buyers shall cooperate with one another in creating joint plans for the transition of the Business and the Acquired Assets from the Company and the Selling Subsidiaries to the Buyers at and after the Closing. The Company shall not take any action that is intended to have the effect of discouraging any lessor, licensor, user, customer, supplier, or other business associate of the Business from maintaining the same business relationship with the Buyers after the Closing as it maintained with the Selling Group Companies prior to the Closing. Following the Closing, the Company shall use reasonable efforts to refer all user and customer inquiries relating to the Business to the Buyers.

    5.15        Confidential Information known to Continuing Business Employees. The parties agree that confidential information of the Company related to the Business and known to the Continuing Business Employees is included in the Acquired Assets under this Agreement. Accordingly, to the extent a Continuing Business Employee hired by the Buyers would, as a result of an employment or other agreement between the Company and that Continuing Business Employee, be restricted from disclosing confidential information to the Buyers or from using information on the Buyers’ behalf or otherwise in connection with the Continuing Business Employee’s employment by the Buyers, the Company agrees to, and hereby does waive, in favor of the Buyers, any right that it may have to enforce such restrictions and consents to the Buyers’ use and disclosure of such information for its own benefit and on its own behalf, without restriction.

    5.16        Affiliate Arrangements. The Company shall terminate, or cause the termination of, all contracts or other agreements of the Acquired Subsidiaries with any Selling Group Companies as set forth on Schedule 5.16.

    5.17        Knowledge of the Buyers. Any due diligence review, audit or other investigation or inquiry undertaken or performed by or on behalf of the Buyers shall not limit, qualify, modify or amend the representations, warranties or covenants of, or indemnities by the Company made or undertaken pursuant to this Agreement, irrespective of the knowledge and information received (or which should have been received) there from by the Buyers.

    5.18        Transfer Taxes. The Company and Buyer shall each pay 50% of all Transfer Taxes (other than value added tax on the Purchase Price), if any, imposed or levied by reason of, in connection with or attributable to, this Agreement or the transactions contemplated hereby. The Buyers will use commercially reasonable efforts to cooperate with the Company to transfer the Acquired Assets in a manner that is expected to minimize any such Transfer Taxes.

    5.19        Change of Name. From and after the Closing, the Company shall immediately cease using the Trademarks, the trade-name and Domain Name included in the Transferred Intellectual Property, and shall, within 90 days as of the Closing, cease to do business under a corporate name or trade name that incorporates such Trademarks or trade names or any marks or names substantially similar or confusingly similar thereto provided that the Company shall, within 30 days as of the Closing, make all such filings required in order to effect all the above covenants in this Section. The Buyers shall be entitled to take all steps necessary for the removal of the name of the Company from any Register of Record of Trademark registered users in any office or agency of any government or organization, and the Company will render any assistance required by the Buyers in connection with such removal.

ARTICLE 6. CONDITIONS TO CLOSING

    6.1        Conditions to Obligations of Each Party to Effect the Closing. The respective obligations of each party to this Agreement to effect the Transaction shall be subject to the satisfaction at or prior to the Closing Date of the following conditions, any of which may be waived, in writing, by mutual agreement of the Buyer and the Company:

    (a)        No Order; Antitrust Approvals. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Transaction illegal or otherwise prohibiting consummation of the Transaction. All material approvals and waiting periods under applicable antitrust or merger regulation laws, if any, required to be obtained or to have expired, as the case may be, prior to the Transaction in connection with the transactions contemplated hereby shall have been obtained or expired, as the case may be.

    (b)        Governmental Authority Approvals. All Governmental Authority approvals required for the consummation of the Transaction shall have been obtained including, without limitation, the approvals of the OCS, the Investment Center and, if applicable, the Israeli Commissioner of Restrictive Trade Practices.

    6.2        Conditions to Obligations of the Buyers. The obligations of the Buyers to effect the Transaction are subject to the satisfaction or waiver by the Buyers at or prior to the Closing Date of each of the following conditions:

    (a)        Representations and Warranties. The representations and warranties set forth in ARTICLE 3 shall be true and correct in all material respects as of the date of this Agreement and on and as of the Closing (other than those representations and warranties which were qualified by terms such as "material", "materially" or "Material Adverse Effect" which representations and warranties as so qualified shall be true and correct in all respects on and as of the Closing), and the Company shall have delivered to the Buyers a certificate confirming the foregoing as of the Closing.

    (b)        Performance of Obligations of the Company. Each and all of the covenants and agreements of the Company and the Company Subsidiaries to be performed or complied with pursuant to the Transaction Documents on or prior to the Closing Date shall have been fully performed and complied with, and the Company shall have delivered to the Buyers a certificate signed by an officer of the Company confirming the foregoing as of the Closing Date.

    (c)        Litigation, Etc. No Action shall have been threatened, instituted or pending (i) which is reasonably likely (A) to make illegal, or to delay or otherwise directly or indirectly restrain or prohibit, the consummation of the Transaction or to result in material damages in connection with the Transaction, (B) to prohibit ownership or operation by the Buyers or any Acquired Subsidiary of all or a material portion of the Business or Assets or all or a material portion of the Business or Assets of the Buyers or any of their Affiliates or to compel the Buyers or the Acquired Subsidiary to dispose of or hold separately the Business or Assets to be sold, conveyed, transferred, assigned and delivered hereunder or the Business or Assets or all or a portion of the business or assets of the Buyers or any of their Affiliates as a result of the Transaction or (C) to impose limitations on the ability of the Buyers or any of their Affiliates effectively to exercise full rights of ownership of the Business and the Assets to be sold, conveyed, transferred, assigned and delivered hereunder or (ii) which otherwise has had a Material Adverse Effect.

    (d)        No Material Adverse Change. There shall not exist any condition, circumstance or state of facts, and there shall not have been any event, occurrence, change, development or circumstance, which has had a Material Adverse Effect.

    (e)        Consents. All Consents and orders of all Persons (including from Governmental Authorities) required to be obtained prior to the Closing in connection with the execution, delivery and performance of the Transaction Documents by the Company or the consummation of the Transaction by the Company shall have been obtained and shall be in full force and effect.

(f) Closing Deliverables. The Buyers shall have received all closing deliverables as set forth in Section 2.4 in form and substance acceptable to the Buyer.

    (g)        Consent Required Contracts. All Consents required by third parties in connection with the assignment of the Consent Required Contracts set forth on Schedule 6.2(g) shall have been obtained and shall be in full force and effect.

(h) Termination of Agreements. The Selling Group Companies shall have terminated each of those Contracts identified on Schedule 5.16, and each such Contract shall be of no further force or effect.

    (i)        New Employment Arrangements. At least 80% of the employees named in Schedule 6.2(i) (the "Key Employees"), and (i) 80% of all R&D Business Employees listed in Schedule 5.13(b), (ii) 80% of all Sales Business Employees listed in Schedule 5.13(b), (iii) 80% of all Services Business Employees listed in Schedule 5.13(b), and (iv) 80% of all Manufacturing Business Employees listed in Schedule 5.13(b), have agreed to be an employee of the Buyers after the Closing and remain employees of the Company or a Selling Subsidiary immediately prior to the Closing; provided however that any Business Employee who is provided with an Offer Letter which is contingent upon such employee agreeing to relocate to a facility located more than 50 kilometers from his then-current employment facility and who refuses to accept such Offer Letter, shall not be taken into consideration for the purpose of determining whether the above thresholds have been met. Any employee of an Acquired Subsidiary shall be deemed to have agreed to be an employee of the Buyers after the Closing if they have agreed in writing to continue to be employed by the Acquired Subsidiary following the Closing.

    (j)        Release of Liens. The Company shall deliver a written confirmation and consent from each Person listed in the Company Disclosure Schedule as having any Lien over any of the Acquired Assets or any Person who as of the Closing Date shall have any such Lien, that such Lien has been removed and is no longer in effect.

    (k)        Termination of Certain Company Benefit Plans. Buyer shall have received from Company evidence that any and all group severance plans or policies and any Company Benefit Plans intended to include a Code Section 401(k) arrangement have been terminated pursuant to resolution of the Company or the Company ERISA Affiliate's board of directors (the form and substance of which shall have been subject to prior review and approval of Buyer), effective no later than the day immediately preceding the Closing Date.

    (l)        Intercompany Indebtedness. No Intercompany balances between the Company and a Selling Subsidiary on the one hand, and any Acquired Subsidiary on the other hand shall exist as of the Closing, except for the confirmed and reconciled intercompany balances arising from operational transactions (i.e. internal transfer of goods and services meant for purchase by customers) listed on Schedule 6.2(l) attached hereto that will be acquired by the Buyers from the Company or the Selling Subsidiaries specified therein (and will have the opposite balance of those in the Acquired Subsidiaries). The Company will use reasonable efforts to reduce such assumed balances to zero prior to or at the Closing and shall provide Buyer with all documents related to such intercompany balances being assumed. All other intercompany balances between any of the Selling Group Companies (other than with an Acquired Subsidiary) shall be Excluded Assets and Excluded Liabilities hereunder.

    (m)        Nur Europe S.A. Nur Europe S.A. shall have fully assigned and transferred (i) its capital lease listed in Section 3.9(c) of the Company Disclosure Schedule and all related fixed assets (the "Belgium Capital Lease"), (ii) its shares in Nur UK Limited and Nur Hungary Trading Software and Licensing LLC, and any other Company Subsidiary in which its holds any shares or securities, (iii) all its obligations to any Belgium Governmental Authority, related to or arising from the grants previously received by Nur Europe S.A. from such authorities, and (iv) all outstanding litigation claims to which it is a party (as a defendant or a plaintiff) (to the extent legally permitted); all of which shall be transferred to the Company or a Company Subsidiary, and shall be either Excluded Liabilities or Excluded Assets.

    (n)        Demo Sublease in Belgium. Nur Europe S.A. shall have entered into a sublease agreement with the Selling Group Company acquiring the Belgium Capital Lease, for the sublease of the demo facility leased under the Belgium Capital Lease, for a period of 60 days following the Closing at cost.

(o) MFG/PRO. Create a duplicate of MFG/PRO to operate under Buyer's trading structure, to the reasonable satisfaction of Buyer.

    6.3        Conditions to Obligations of the Company. The obligations of the Company to effect the Transaction are subject to the satisfaction or waiver by the Company at or prior to the Closing Date of each of the following conditions:

    (a)        Representations and Warranties. The representations and warranties of the Buyers set forth in ARTICLE 4 shall be true and correct in all respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing (other than those representations and warranties which were qualified by terms such as "material", or "materially" which representations and warranties as so qualified shall be true and correct in all respects on and as of the Closing), and each of the Buyer and the Additional Buyer shall have delivered to the Company a certificate signed by an executive officer thereof confirming the foregoing as of the Closing Date.

    (b)        Performance of Obligations. Each and all of the covenants and agreements of the Buyers to be performed or complied with pursuant to the Transaction Documents on or prior to the Closing Date shall have been fully performed and complied with, and the Buyer shall have delivered to the Company a certificate signed by an executive officer thereof confirming the foregoing as of the Closing Date.

(c) Closing Deliverables. The Company shall have received all closing deliverables as set forth in Section 2.5(a) in form and substance acceptable to the Company.

ARTICLE 7. TERMINATION

    7.1        Termination. This Agreement may be terminated and the Transaction abandoned at any time prior to the Closing Date:

(a) by the mutual written agreement of the Buyer and the Company;

    (b)        by written notice by the Buyer to the Company or by the Company to the Buyer, if the Closing Date shall not have occurred on or before May 31, 2008 (the "Termination Date"), except that neither the Buyers, on the one hand, nor the Company, on the other hand, may so terminate this Agreement if the absence of such occurrence is due to the failure of the Buyers, on the one hand, or the Company on the other hand, to be in compliance with its obligations under this Agreement.

    (c)        by written notice by the Buyer to the Company or by the Company to the Buyer, if there shall be any Law that makes consummation of the Transaction illegal or otherwise prohibited or if any court of competent jurisdiction or other Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Transaction, and such order, decree, ruling or other action shall not be subject to appeal or shall have become final and unappealable;

    (d)        By the Buyers, if they are not in material breach of their obligations under this Agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of any Selling Group Company and (i) the Company is not using its commercially reasonable efforts to cure such breach, or has not cured such breach within 15 days, after notice of such breach has been give by the Buyer to the Company; provided, however, that, no cure period shall be required for any such breach which by its nature cannot be cured and (ii) as a result of such breach, one or more of the conditions set forth in Section 6.1 or Section 6.2 would not be satisfied at or prior to the Closing;

    (e)        By the Company, if the Company is not in material breach of their obligations under this Agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Buyers and (i) the Buyers are not using their commercially reasonable efforts to cure such breach, or has not cured such breach within 15 days, after notice of such breach has been give by the Company to the Buyer; provided, however, that no cure period shall be required for any such breach which by its nature cannot be cured and (ii) as a result of such breach, one or more of the conditions set forth in Section 6.1 or Section 6.3 would not be satisfied at or prior to the Closing;

(f) By the Buyers, if there shall have occurred any event or condition of any character that has had a Material Adverse Effect; or

    7.2        Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement (other than with respect to Section 5.17, confidentiality, and this Section 7.2, which shall continue in effect) shall thereafter become void and have no effect, without any liability on the part of any party or its Representatives in respect thereof, except that nothing herein will relieve any party from Liability for any willful and material breach of any representation, warranty, covenant or agreement in this Agreement.

    7.3        Amendment. Subject to applicable Law, this Agreement may be amended at any time by execution of an instrument in writing signed by the Buyer and the Company.

    7.4        Extension. At any time prior to the Closing Date, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE 8. SURVIVAL AND INDEMNIFICATION

    8.1        Survival of Representations and Warranties.  The representations and warranties of the Company and Selling Subsidiaries contained in this Agreement, shall terminate eighteen (18) months following the Closing Date (the “Survival Date”); provided, however, that the representations and warranties contained in Section 3.2(a) (Authorization and Enforceability) shall survive until the expiration of the applicable statutory limitations. The representations and warranties of the Buyers contained in this Agreement shall terminate at the Closing.

    8.2        Escrow Fund; Indemnification. (a) By virtue of this Agreement and as security for the indemnity provided for in this Section 8.2, at the Closing, the Company will be deemed to have received and deposited with the Escrow Agent the Escrow Amount without any act of the Company, such deposit of the Escrow Amount to constitute an escrow fund (the “Escrow Fund”) to be governed by the terms set forth herein. The Escrow Fund shall be deposited into an interest bearing account and interest earned thereon will be held and distributed in accordance with this Section 8.2.

    (b)        Indemnification. The Company and the Selling Subsidiaries jointly and severally agree to indemnify and hold the Buyers and their respective officers, directors, employees and Affiliates (any, an "Indemnified Party" and collectively, the "Indemnified Parties") harmless against all claims, losses, Liabilities, damages, deficiencies, costs and expenses, including reasonable attorneys' fees and expenses of investigation and defense (hereinafter individually a "Loss" and collectively "Losses") paid, incurred or sustained by the Indemnified Parties, or any of them, that arise out of, in connection with, or relate to:

    (1)        any breach or inaccuracy of a representation or warranty of the Selling Group Companies contained in this Agreement as of the date of this Agreement or on and as of the Closing Date with the same force and effect as if such representation or warranty was made on and as of the Closing Date;

    (2)        any failure by the Company or a Selling Subsidiary to perform or comply with any covenant or other agreement applicable to it contained in this Agreement or in any certificate or other instruments delivered pursuant to this Agreement;

    (3)        any payment to, or claim by, the OCS, excluding any payment to the OCS related to the transfer of know-how or other rights of the Company outside of Israel which payment is also creditable against the transfer of know-how or other rights of Buyer or its Affiliates outside of Israel;

(4) any payment to, or claim by, any Belgium Governmental Authority, related to or arising from the grants previously received by the Selling Group Companies from such authorities;

    (5)        any Excluded Assets and any Excluded Liability (whether absolute, accrued, contingent or otherwise) existing prior to or after the Closing or arising out of facts or circumstances related to the Excluded Asset or Excluded Liability, existing prior to or after the Closing, whether or not such liabilities, obligations or claims were known at the time of the Closing and whether or not it is ultimately determined that such liabilities are owed by the Company;

(6) The Intellectual Property Matter set forth in Schedule 8.2(b)(6) attached hereto (the "IP Matter"); or

(7) The Environmental Matters.

(c) Deemed Losses. For the purposes of this ARTICLE 8, any of the matters listed on Schedule 8.2(c), shall also be deemed to be a Loss.

    (d)        Basket. No Indemnified Party may recover any Losses unless and until one or more Officer's Certificates identifying a Loss or Losses in excess of US$450,000 in the aggregate (the "Basket Amount") has or have been delivered to the Escrow Agent, in which case such Indemnified Party shall be entitled to recover all Losses so identified to the extent then available in the Escrow Fund. Notwithstanding the foregoing, the Buyers shall be entitled to recover for, and the Basket Amount shall not apply as a threshold to, any and all claims or payments made with respect to (i) all Losses incurred pursuant to Section 8.2(b)(3), 8.2(b)(4) or 8.2(b)(5) hereof, (ii) all Losses incurred pursuant to Section 8.2(c) hereof, and (iii) fraud or knowing or willful breach of a representation or warranty or breach of a covenant contained herein

    (e)        Escrow Period. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Closing and shall terminate at 5:00 p.m., local time, on the first business day 24 months after the Closing Date (the "Escrow Period"); provided that the Escrow Period shall not terminate with respect to the aggregate amount of Losses (the "Withheld Funds") (i) specified in any Officer's Certificate delivered to the Escrow Agent prior to the termination of the Escrow Period and (ii) for which indemnification in full has not been received pursuant to this ARTICLE 8 in satisfaction thereof (such Losses being referred to as "Unsatisfied Losses"). If the Company, by written notice to Buyer and the Escrow Agent within ten (10) days of the termination of the Escrow Period (it being understood that any contest relating to any Officer's Certificate must be made within sixty (60) days of delivery of such Officer's Certificate to the Company), contests the Buyers' determination of the existence or value of such Losses, the existence or value of such Losses shall be finally determined pursuant to the procedures set forth in Section 8.2(i) hereof.

    (f)        Distribution upon Termination of Escrow Period. Promptly following the first business day after the thirtieth (30th) day after the Survival Date, the Escrow Agent shall deliver to the Company an amount of $US9,500,000 out of the Escrow Funds (less any Escrow Funds previously distributed), except that the Escrow Agent shall retain any Withheld Funds existing at such time in the Escrow Fund until the claim(s) to which they relate are resolved. Promptly after the expiration of the Escrow Period, the Escrow Agent shall deliver to the Company any funds remaining in the Escrow Fund, together with any interest earned thereon, except that the Escrow Agent shall retain the Withheld Funds in the Escrow Fund until the claim(s) to which they relate are resolved. Subsequently, the Buyer shall notify the Company and the Escrow Agent promptly after the resolution of any impending claim specifying the amount of Losses in connection therewith for which no indemnification has been received pursuant to this ARTICLE 8 in satisfaction thereof. Upon receipt of such notice, the Escrow Agent will (i) distribute the respective Withheld Funds to the Buyer from the Escrow Fund equal to the amount of such Losses in accordance with the provisions of Section 8.2(g) hereof to the extent then available in the Escrow Fund; provided that the claim to which such Losses relate is not being contested pursuant to Section 8.2(h) hereof and (ii) promptly thereafter distribute to the Company the remaining respective Withheld Funds, together with any interest earned thereon, after giving effect to the distribution to Buyer in accordance with clause (i) immediately above.

    (g)        Claims Upon Escrow Fund. Upon receipt by the Escrow Agent at any time on or before the termination of the Escrow Period of an Officer's Certificate, the Escrow Agent shall, subject to the provisions of Section 8.2(h) hereof, deliver to the Buyer, as promptly as practicable, an amount from the Escrow Fund equal to such Losses (the "Payment Amount"); provided however that after the Survival Date and until the end of the Escrow Period, the Indemnified Parties may make claims against the Escrow Fund solely with respect to the IP Matter. Unless otherwise agreed to in writing by the Company, and without derogating from the Indemnified Parties' right to make claims against the Escrow Fund as provided herein, the Indemnified Parties shall be entitled to actually recover Losses from the Escrow Funds only in respect of such Losses actually paid, sustained or incurred by Buyer as set forth in the relevant Officer's Certificate.

    (h)        Objections to Claims against the Escrow Fund. Simultaneously with the delivery of any Officer's Certificate to the Escrow Agent, a duplicate copy of such certificate shall be delivered to the Company, and for a period of sixty (60) days after delivery to the Escrow Agent, the Escrow Agent shall make no delivery to the Buyer of any Escrow Amount pursuant to Section 8.2(g) hereof unless the Escrow Agent shall have received written authorization from the Company to make such delivery. After the expiration of such 60-day period, the Escrow Agent shall make delivery of the Payment Amount pursuant to Section 8.2(g); provided that no such payment or delivery may be made if the Company shall object in a written statement to the claim made in the Officer's Certificate, and such statement shall have been delivered to the Escrow Agent prior to the expiration of such 60-day period.

    (i)        Resolution of Conflicts. In case the Company shall object in writing to any claim or claims made in any Officer's Certificate to recover Losses from the Escrow Fund within sixty (60) days after delivery of such Officer's Certificate, each party may submit the matter to binding arbitration, to a single arbitrator appointed by the Chairman of the Israeli Bar Association, who shall have at least 10 years of experience in arbitration (the "Arbitrator"). Such arbitration shall be conducted in the State of Israel/Tel Aviv, in the English language. The Arbitrator shall determine his/her own procedure, which may or may not require the submission of written arguments by the parties or the holding of hearings. The Arbitrator shall not be bound by procedure law or rules of evidence, but will rule in accordance with the substantive law of the State of Israel. The execution of this Agreement by the parties shall be deemed as execution of an arbitration agreement, in accordance with the Israeli Arbitration Law (1968). The parties to the arbitration shall be entitled to be represented at any arbitration hearing by legal counsel. The Arbitrator shall endeavor to render his/her decision (the "Arbitration Award"), within thirty (30) days following the date of commencement of the deliberation, but shall not lose jurisdiction by reason of his/her failure to respect this period. The Arbitration Award must be made in writing stating the reasons upon which it is based and a copy thereof must be delivered to each party to the arbitration. The Arbitrator, in the Arbitration Award, shall apportion costs and expenses in the manner he sees fit, taking into consideration the intent of the parties as set forth herein. The intent of the parties is to have the party who is most at fault for the time and cost of arbitration to be required to pay for the costs thereof in order that each party has significant economic incentive to work together to resolve any differences that may arise between them. The arbitration award and/or determination shall be final and binding and judgment may be entered thereon in any court of competent jurisdiction.

(j) Third-Party Claims.

    (1)        In the event Buyers become aware of a third-party claim relating to allegations of Intellectual Property infringement or challenging the rights of the Buyers to Intellectual Property Rights, for which indemnification may by sought under this ARTICLE 8, which Buyers reasonably believes may result in a Loss that is indemnifiable hereunder, Buyers shall notify the Company of such claim, and the Company shall be entitled, at its expense, to participate in, but not to determine or conduct, the defense of such claim. Delay or failure in so notifying the Company shall relieve the Company of its obligations under this ARTICLE 8 only to the extent, if at all, that the Company is adversely and materially prejudiced by reason of such delay or failure. If there is any such third-party claim that, if adversely determined would give rise to a right of recovery for Losses hereunder, then any amounts incurred or accrued in defense of such third-party claim, regardless of the outcome of such claim, shall be deemed Losses hereunder. Buyers shall have the right in their sole discretion to conduct the defense of such claim; provided that the Buyer shall not enter into any settlement agreement with respect to any such third party claim without obtaining the prior consent of the Company, which consent shall not be unreasonably withheld or delayed. The Buyer shall keep the Company reasonably and promptly informed of material progress and developments in those aspects of the matter that relate to the Buyer's claim for indemnification hereunder and provide the Company with copies of all relevant documents and such other information in its possession as may be requested by the Company;

    (2)        In the event Buyers become aware of a third-party claim other than a claim relating to allegations of Intellectual Property infringement or challenging the rights of the Buyers to Intellectual Property Rights, for which indemnification may by sought under this ARTICLE 8, which Buyer reasonably believes may result in a Loss that is indemnifiable hereunder, Buyers shall notify the Company of such claim. Delay or failure in so notifying the Company shall relieve the Company of its obligations under this ARTICLE 8 only to the extent, if at all, that the Company is adversely and materially prejudiced by reason of such delay or failure. The Company may elect, by providing the Buyer with written notice to such effect within fourteen (14) days of receiving notice from the Buyer, to assume the conduct of any defense of such third party claim with counsel chosen by the Company that is reasonable acceptable to the Buyer, on the following terms: (i) the Company shall acknowledge to the Buyer at such time in writing its full liability for such third party claim and agree to indemnify the Indemnified Parties against all Losses, without regard to any limitations set forth in this ARTICLE 8 and regardless of whether there are sufficient funds in the Escrow Fund to cover the amount of such Losses that may be incurred in connection with such third party claim, including, without limitation, costs which an Indemnified Party may incur in taking any such action as the Company may require provided that with respect to any Losses, other than Losses resulting from Unlimited Claims, such Losses shall first be satisfied from the Escrow Funds; and (ii) the Company shall keep the Buyer reasonably and promptly informed of the progress of the third party claim and provide the Buyer with copies of all relevant documents and such other information in its possession as may be requested by the Buyer. If the Company elects not to defend against, negotiate, settle or otherwise deal with any such claim which relates to any Losses indemnified against hereunder, the Buyer shall defend against, negotiate, settle or otherwise deal with such claim; provided that the Buyer shall not enter into any settlement agreement with respect to any such third party claim without obtaining the prior consent of the Company, which consent shall not be unreasonably withheld or delayed. The foregoing notwithstanding, the Buyer shall be entitled to maintain or resume control of any such third party claim in the event that it reasonably determines at any time that the Company does not have the financial capability (taking into account the amount available in the Escrow Fund) to defend such claim and to fulfill its indemnification obligation hereunder in respect of such claim; any such decision by the Buyer to maintain or assume the defense of such claim shall not derogate from the indemnification obligations of the Company hereunder. If the Company shall assume the defense of any such third party claim, the Buyer may participate, at his or its own expense, in the defense of such third party claim; provided, however, that the Buyer shall be entitled to participate in any such defense with separate counsel at the expense of the Company if (i) so requested by the Company to participate or (ii) in the reasonable opinion of counsel to the Buyer a conflict or potential conflict exists between the Buyer and the Company that would make such separate representation advisable; and provided, further, that the Company shall not be required to pay for more than one such counsel for the Buyer in connection with any third party claim.

    (3)        In the event that the Company does not elect to assume the defense of a third party claim pursuant to the foregoing clause (2), or in the event that the Buyer exercises its right pursuant to the foregoing clause (2) to defend such third party claim, then any amounts incurred or accrued in defense of such third-party claim, regardless of the outcome of such claim, shall be deemed Losses hereunder, if such third-party claim is such that if adversely determined it would give rise to a right of recovery for Losses hereunder. The Company shall be entitled, at its expense, to participate in, but not to determine or conduct, the defense of such claim. The Buyer shall keep the Company reasonably and promptly informed of material progress and developments in those aspects of the matter that relate to the Buyer's claim for indemnification hereunder and provide the Company with copies of all relevant documents and such other information in its possession as may be requested by the Company.

    (k)        Escrow as the Sole Remedy. The Escrow Fund shall be the sole and exclusive source of satisfaction of any claim made by the Indemnified Parties for any Losses resulting from the matters set forth in this ARTICLE 8 and the liability of the Company under this Agreement in respect thereof to any Indemnified Party shall not exceed, in the aggregate, the Escrow Amount; provided, however, that nothing herein shall limit any remedy of an Indemnified Party for (i) any willing, knowing or intentional breach of any representation, warranty or covenant contained herein, (ii) fraud, or (iii) indemnification under Sections 8.2(b)(2) (solely with respect to a breach of Sections 5.7, 5.8, and 5.9), 8.2(b)(5) and Section 8.2(c) (collectively, "Unlimited Claims") provided that the first US$1,000,000 of Losses arising under Sections 8.2(b)(5) and 8.2(c), shall first be satisfied from the Escrow Funds, to the extent available.

    (l)        Materiality; No Right of Contribution. For the purpose of this ARTICLE 8 only, when determining whether there has been a breach or inaccuracy of any representation or warranty of the Company or a Selling Subsidiary, any representation or warranty given or made by the Company or a Selling Subsidiary that is qualified in scope as to materiality (including Material Adverse Effect) shall be deemed to be made or given without such qualification. There shall be no right of contribution from the Buyers with respect to any Loss claimed by an Indemnified Party.

(m) Treatment of Indemnification Payments. All indemnification payments under this Agreement shall be treated by the parties as an adjustment to the Purchase Price.

    (n)        Subrogation. After any indemnification payment is made to the Buyers pursuant to this ARTICLE 8, the Company shall, only to the extent of such payment, be subrogated to all rights (if any) of the Buyers against any third party in connection with the Losses to which such payment relates. Without limiting the generality of the preceding sentence, the Buyers, upon receiving an indemnification payment pursuant to the preceding sentence shall execute, upon the written request of the Company, any instrument reasonably necessary to evidence such subrogation rights.

    (o)        Net Losses. Notwithstanding anything to the contrary contained herein, the parties acknowledge that any insurance proceeds that are actually obtained by the Indemnified Party with respect to Losses shall be taken into account in calculation of the Losses incurred or suffered by the Indemnified Party to the extent the Indemnified Party's Losses are actually reduced as a result thereof (including by reimbursement of the Company if such insurance proceeds are actually received after indemnification is made). The parties specifically agree that the above shall not be construed or interpreted in any way to impose any obligation on a party to purchase insurance or otherwise make any claim for proceeds from any then-existing insurance. The provisions of this Section shall not apply to self-insurance.

    (p)        No Consequential Damages. Notwithstanding anything to the contrary elsewhere in this Agreement, no party shall, in any event, be liable to any other Person for any consequential or indirect damages of such other Person, including loss of future revenue, income or profits, diminution of value or loss of business reputation or opportunity relating to the breach or alleged breach hereof.

ARTICLE 9. GENERAL PROVISIONS

    9.1        Assignment. No party to this Agreement will convey, assign or otherwise transfer any of its rights or obligations under any Transaction Document without the prior written consent of the Company (in the case of an assignment by the Buyers) or of the Buyers (in the case of an assignment by the Company), except that the Buyers may (without obtaining any consent) assign any of their respective rights, interests or obligations under any Transaction Documents, in whole or in part, to any Affiliate of the Buyers or to any successor to all or any portion of its business. No assignment of this Agreement will relieve the assigning party of its obligations hereunder.

    9.2        Parties in Interest. This Agreement is binding upon and is for the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not made for the benefit of any Person not a party hereto, and no Person other than the parties hereto or their respective successors and permitted assigns will acquire or have any benefit, right, remedy or claim under or by reason of this Agreement, except that the Indemnified Parties will be entitled to the rights to indemnification provided to the Indemnified Parties hereunder.

    9.3        Waiver; Remedies. No failure or delay on the part of the Buyers or the Company in exercising any right, power or privilege under any Transaction Document will operate as a waiver thereof, nor will any waiver on the part of the Buyers or the Company of any right, power or privilege under any Transaction Document operate as a waiver of any other right, power or privilege under any Transaction Document, nor will any single or partial exercise of any right, power or privilege thereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege under any Transaction Document.

    9.4        Fees and Expenses. Each of the Parties hereto shall bear the expenses incurred by it relating to the transactions contemplated by this Agreement, including without limitation fees and expenses of counsel, subject to such other arrangements as may be expressly set forth in the other documents executed or to be executed in connection with this Agreement, except that the Company shall bear all the costs and expenses of the Acquired Subsidiaries.

    9.5        Notices. All notices, requests, claims, demands and other communications required or permitted to be given under any Transaction Document shall be in writing and will be delivered by hand or faxed or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and will be deemed given when so delivered by hand or faxed, or three business days after being so mailed (one business day in the case of overnight courier service). All such notices, requests, claims, demands and other communications will be addressed as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice in accordance with this Section 9.5:

If to the Buyers:

Hewlett-Packard Company
Inkjet Commercial Division
Avda. Graells, 501
08174-Sant Cugat del Valles
Barcelona, Spain
Attention: Enrique Lores, Vice President & General Manager
Fax: 34 93 582 2510

with a copy to (which shall not constitute notice):

Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304
Attention: General Counsel
Fax: (650) 857-2011

Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304
Attention: Senior Vice President, Strategy and Corporate Development
Fax: (650) 852-8378

with a copy to (which shall not constitute notice): Meitar Liquornik Geva & Leshem Brandwein 16 Abba Hillel Silver Road Ramat-Gan 52506 Israel Attention: Clifford M. J. Felig Telecopy: 972-3-610-3111

If to the Company or a Selling Subsidiary:

Nur Macroprinters Ltd.
c/o: Fortissimo Capital Fund GP
14 Hamelacha Street
Rosh Haayin, 48091
Israel
Attention: Yuval Cohen
Fax: 972-3-915-7411

with a copy to (which shall not constitute notice):

Gornitzky & Co.
Rothschild 45, Beit Zion
Tel Aviv, 65784
Israel
Attention: Chaim Friedland and Benjamin Waltuch
Fax: 972-3-560-6555

    9.6        Captions; Currency. The article and section captions herein and the table of contents hereto are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof. Unless otherwise specified, all references herein to numbered articles and sections are to articles and sections of this Agreement and all references herein to exhibits or schedules are to exhibits or schedules to this Agreement. Unless otherwise specified, all references contained in any Transaction Document, in any exhibit or schedule referred to therein or in any instrument or document delivered pursuant thereto to dollars or “$” shall mean United States Dollars.

    9.7        Entire Document. This Agreement and the other Transaction Documents collectively constitute the entire agreement between the parties with respect to the subject matter hereof and this Agreement and the other Transaction Documents supersede all prior negotiations, agreements and understandings of the parties of any nature, whether oral or written, relating thereto.

    9.8        Severability. If any provision of any Transaction Document or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions thereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby.

    9.9        Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without giving effect to the principles thereof relating to conflict of laws, applicable to agreements made and to be performed within such state. The competent courts of Tel Aviv-Jaffa shall have exclusive jurisdiction to hear all disputes arising in connection with this Agreement and no other courts shall have any jurisdiction whatsoever with respect to such disputes.

    9.10        Schedules and Exhibits; Disclosure. All schedules and exhibits attached hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Capitalized terms used in any other Transaction Document or in the schedules or exhibits hereto or thereto but not otherwise defined therein will have the respective meanings assigned to such terms in this Agreement.

    9.11        Counterparts. This Agreement may be executed in separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.

    9.12        Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of any Transaction Document, the party or parties who are or are to be thereby aggrieved will have the right of specific performance and injunctive relief giving effect to its or their rights under such Transaction Document, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies will be cumulative. The parties agree that any such breach or threatened breach would cause irreparable injury, that the remedies at law for any such breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived.

    9.13        Construction; Interpretation. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

    9.14        Other Remedies. Except as otherwise provided herein (including as set forth in Section 8.2(j)(1)), any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

ARTICLE 10. DEFINITIONS

    10.1        Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(a) "Acquired Assets" means all of the assets required for the Business, including without limitation, the following:

(1) the Transferred Intellectual Property (whether or not included in the Financial Statements);

(2) the Business Information;

(3) all rights, benefits and privileges under the Acquired Contracts;

(4) all franchises, permits, licenses, agreements, waivers and authorizations from or with any Governmental Authority relating to the Business, to the extent transferable;

(5) all Inventory (whether or not included in the Financial Statements);

(6) all assets included on the Financial Statements, including, without limitation, all prepaid expenses, other than prepaid expenses of directors and officers liability insurance;

(7) all Fixtures and Equipment (whether or not included in the Financial Statements);

    (8)        all accounts and other receivables of the Company and any of the Company Subsidiaries (whether or not included in the Financial Statements); all claims, causes of action, choices in action, rights of recovery and rights of set off pertaining to or arising out of the Acquired Assets or the Assumed Liabilities;

(9) all assets related to the Business acquired by any of the Selling Group Companies subsequent to the date hereof;

(10) all shares and other equity interests of the Company in those Company Subsidiaries set forth in Schedule 10.1(a)(10);

(11) All of the goodwill associated with the Businessand the Trademarks included in the Transferred Intellectual Property;

(12) All bank accounts of the Acquired Subsidiaries; and

    (13)        any and all rights to or arising from any of the foregoing, however, for the avoidance of doubt, such rights shall not include any rights that constitute or that are derived from an Excluded Asset.

        The term “Acquired Assets” does not include (i) the shares of Company or the Selling Subsidiaries, (ii) Intercompany Indebtedness, and (iii) cash, Cash Equivalents and Restricted Deposits of the Company and the Company Subsidiaries, including those set forth on the Financial Statements. Cash shall be determined net of amounts necessary to cover outstanding checks (which are not otherwise stale) that have been mailed or otherwise delivered by the Company or a Company Subsidiary but have not cleared (such amount, the “Float”).

    (b)       “Acquired Contracts” means (i) all agreements currently in effect for the licensing of any of the Products to customers, and all other agreements, contracts and arrangements relating to the Business or such other agreements and contracts relating to the Business entered into after the date hereof and prior to the Closing with the written consent of the Buyer, (ii) all other agreements and contracts in effect as of the Closing that are related directly or indirectly to the Acquired Assets or the Business (the “Other Contracts”), (iii) the Amendment Required Contracts, and (iv) the Consent Required Contracts, provided that (a) any liabilities under any of the Acquired Contracts will be assumed only to the extent of (x) the amounts of such liabilities that are either included in the Financial Statements or specifically listed in the Assumed Liabilities as described below or (y) obligations and liabilities incurred by the Buyers under such Acquired Contracts after the Closing Date, but excluding, for the avoidance of doubt, all Excluded Liabilities, and (b) any Other Contract of which the Buyers are made aware after the Closing Date shall become an Acquired Contract subject to the specific consent of the Buyer. Notwithstanding anything in the foregoing sentence to the contrary, the Company’s directors and officers’ insurance policy shall not constitute an Acquired Contract.

(c) “Acquired Subsidiaries” means those Company Subsidiaries listed in Schedule 10.1(a)(10).

    (d)       “Action” means any legal, administrative, governmental or regulatory proceeding or other action, suit, proceeding, claim, arbitration, mediation, alternative dispute resolution procedure, inquiry or investigation by or before any arbitrator, mediator, court or other Governmental Authority.

(e) “Additional Asset” shall have the meaning as set forth in Section 5.6(g).

(f) “Additional Buyers” has the meaning set forth in the preamble to this Agreement.

    (g)       “Affiliate” means (i) each other member of such individual’s Family; and (ii) any Person or entity that is directly or indirectly Controlling, Controlled by or under common Control of the subject Person, such individual or any one or more members of such individual’s Family.

(h) “Agreement” means this Asset Purchase Agreement, including all Exhibits and Schedules hereto, as the same may be amended, modified or supplemented from time to time in accordance with its terms.

(i) “Approved Enterprise” shall have the meaning as set forth in Section 3.10(m).

    (j)       “Assignment and Assumption Agreements” means one or more Assignment and Assumption Agreements to be executed by the Buyers and the Company (or the Selling Subsidiaries) at the Closing in the form of Exhibit A.

(k) “Assumed Liabilities” means (i) all Liabilities of the Company that are related to the Business other than Excluded Liabilities, including, without limitation, the following:

    (1)       all obligations and liabilities of the Selling Group Companies arising under the Acquired Contracts, whether absolute, accrued, contingent or otherwise, which obligations and liabilities are either (a) included in the Financial Statements but solely up to the amounts included in the Financial Statements, or (b) are obligations and liabilities incurred by the Buyers under such Acquired Contracts after the Closing Date, but excluding, for the avoidance of doubt, all Excluded Liabilities, or (c) are other liabilities included in the definition of “Assumed Liabilities”;

    (2)        all liabilities and obligations of the Selling Group Companies for compensation and benefits to the Continuing Business Employees that are either (a) included in the Financial Statements but solely up to the amounts included in the Financial Statements, or (b) incurred after the date hereof and prior to the Closing Date in the ordinary course of business , and which in each case, the funds with respect thereto have been transferred and assigned to the Buyers, provided however, that “Assumed Liabilities” shall not include (x) any obligation to contribute any amounts to any Company Benefit Plan or to continue any existing Company Benefit Plan, or (y) any other obligation under currently existing Company Benefit Plans, except to the extent set forth in clauses (a) and (b) of this subsection (2) or in subsection (3) below;

(l) “Basket Amount” shall have the meaning as set forth in Section 8.2.

    (m)       “Business” shall mean all of the business of the Company, including all of the Company’s business conducted through the Company Subsidiaries, as of or prior to the date hereof and as of and prior to the Closing.

    (n)       “Business Day” means any day other than a Saturday, Sunday or any other day on which banking institutions in the State of New York or the State of Israel are not open for the transaction of normal banking business.

(o) “Business Employees” shall mean those Selling Group Company Employees to whom the Buyers have made offers of employment pursuant to an Offer Letter.

    (p)       “Business Information” means all books, records, files and documentation of the Selling Group Companies in any media prepared, used or held for use by any Person, related directly or indirectly, in whole or in part, to the Business, the Acquired Assets or the Assumed Liabilities, including but not limited to, all business records, audit records, tangible data, computer software, electronic media and management information systems, disks, files, customer lists, supplier lists, blueprints, specifications, designs, drawings, operation or maintenance manuals, bids, personnel records, policy and instruction manuals and directories, all Products documentation, invoices, credit records, sales, market and promotional literature of any kind, tax, financial and accounting records and all other books and records relating to the Acquired Assets, the Assumed Liabilities and the Business. Notwithstanding the foregoing, Business Information shall not include such documents and records that relate exclusively to Excluded Assets or Excluded Liabilities.

(q) “Business Insurance Policies” shall have the meaning as set forth in Section 5.6(d).

(r) “Buyer” or “Buyers” has the meaning set forth in the preamble to this Agreement.

    (s)       “Cash” means cash, short-term investments, long-term investments and Cash Equivalents all measured in accordance with GAAP and shall exclude any amounts necessary to cover outstanding checks (which are not otherwise stale) that have been mailed or otherwise delivered by the Company or a Company Subsidiary but have not cleared.

(t) “Cash Equivalents” means:

    (1)       any evidence of third-party Indebtedness to the Company with a maturity of one year or less issued or directly and fully guaranteed or insured by an Approved Jurisdiction or any agency or instrumentality thereof, provided that the full faith and credit of an Approved Jurisdiction (or similar concept under the laws of the relevant Approved Jurisdiction) is pledged in support thereof;

    (2)       checks, deposits, certificates of deposit or acceptances with a maturity of one year or less of any institution having combined capital and surplus and undivided profits (or any similar capital concept) of not less than $100 million (or the equivalent in another currency);

    (3)       commercial paper with a maturity of one year or less issued by a corporation (other than an Affiliate of the Company) organized under the laws of an Approved Jurisdiction and rated at least “A-1” by Standard & Poor’s Ratings Service or “P-1” by Moody’s Investors Service; and

    (4)       repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the government of an Approved Jurisdiction maturing within one year from the date of acquisition.

        For the avoidance of doubt, an investment in an investment fund which invests substantially all of its assets in investments described above in this definition or which is itself rated at least “AAA” or “A-1” by Standard & Poor’s Ratings Service or “Aaa” or “P-1” by Moody’s Investors Service constitutes a Cash Equivalent. For the purposes of this definition of “Cash Equivalents”, “Approved Jurisdiction” means the United States of America, the State of Israel, the United Kingdom, Switzerland and any member nation of the European Union as presently constituted.

    (u)       “Chemical Control Laws” means all Laws that govern the manufacture, processing, sale or distribution, import or export of Chemical Products, including, by way of example and without limitation, inventory, pre-market notification requirements, and other requirements imposed in the United States under the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq. and in the European Union under the Dangerous Substances Directive 67/548/ EEC and European Community Regulation on chemicals and their safe use (EC 1907/2006).

    (v)       “Chemical Products” means products manufactured, processed, sold, or distributed by the Company that are chemical substances, or that contain or are comprised of chemical substances, preparations or mixtures of chemical substances, including but not limited to inks, cleaning solvents, maintenance fluids and media coatings; but excluding raw materials that are embedded in the Company’s printers.

(w) “Closing” shall have the meaning as set forth in Section 2.3.

(x) “Closing Cash Balance” shall have the meaning as set forth in Section 2.2.

(y) “Closing Date” shall have the meaning as set forth in Section 2.3.

(z) “Closing Net Debt” shall have the meaning as set forth in Section 2.2.

(aa) “Closing Cash Statement” shall have the meaning as set forth in Section 2.2.

(bb) “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

(cc) “Code” means the U.S. Internal Revenue Code of 1986, as amended.

(dd) “Company” has the meaning set forth in the preamble to this Agreement.

(ee) “Company Benefit Plan” shall have the meaning as set forth in Section 3.16.

(ff) “Company Disclosure Schedule” shall have the meaning as set forth in ARTICLE 3.

(gg) “Company ERISA Affiliate” shall have the meaning as set forth in Section 3.16.

(hh) “Company Escrow Agreements” shall have the meaning as set forth in Section 3.10.

(ii) “Company Intellectual Property Rights” means any Intellectual Property Rights that are owned by or licensed to the Company or a Company Subsidiary.

(jj) “Company Leases” shall have the meaning as set forth in Section 3.9.

    (kk)       “Company Options” means options to purchase shares of the Company granted and those obligations to grant such options to employees, consultants or directors set forth on Section 3.16(a) of the Company Disclosure Schedule under or subject to the terms of the Company Benefit Plan or pursuant to other specific agreements approved by the board of directors of the Company.

(ll) “Company Permits” shall have the meaning as set forth in Section 3.14.

(mm) “Company Registered Intellectual Property Rights” means Registered Intellectual Property Rights owned by the Company or a Company Subsidiary.

(nn) “Company Reports” shall have the meaning as set forth in Section 3.4(a).

    (oo)       “Company Source Code” means, collectively, any software or any material portion or aspect of the software source code, or any material proprietary information or algorithm contained in or relating to any software source code, of any Company Intellectual Property Rights or any product or technology currently under development by Company or any Company Subsidiary.

(pp) “Company Subsidiary” or “Company Subsidiaries” shall have the meaning as set forth in Section 3.1.

(qq) “Consents” means consents, approvals, requirements, exemptions, orders, waivers, allowances, novations, authorizations, declarations, filings, registrations and notifications.

(rr) “Consent Required Contracts” shall mean the Contracts related to the Business identified on Schedule 6.2(g).

    (ss)       “Consultants” means the consultants, contractors and service providers, whether individuals or entities, engaged by the Selling Group Companies on the date hereof and listed in Section 3.16(m) of the Disclosure Schedule.

    (tt)       “Consulting Agreement” means, with respect to the Selling Group Companies, each consulting agreement as to which there are unsatisfied obligations (contingent or otherwise) between the Selling Group Companies and any Consultants, as to which unsatisfied obligations (contingent or otherwise) of the Selling Group Companies are outstanding.

    (uu)       “Continuing Business Employees” shall mean any Business Employee who either becomes an employee of the Buyers (or an Affiliate thereof) as a result of accepting an offer of “at-will” employment from the Buyers (or an Affiliate thereof) pursuant to the terms of an Offer Letter, or otherwise agrees in writing to remain an employee of an Acquired Subsidiary post Closing.

    (vv)       “Control” (including, with correlative meanings, the terms “Controlling”, “Controlled by” and “under common Control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership interests, by contract or otherwise.

    (ww)       “Contracts” means, with respect to any Person, all agreements, undertakings, contracts, obligations, arrangements, promises, understandings and commitments (whether written or oral and whether express or implied) (i) to which such Person is a party, (ii) under which such Person has any rights, (iii) under which such Person has any Liability or (iv) by which such Person, or any of the assets or properties owned or used by such Person, is bound, including all license agreements, manufacturing agreements, supply agreements, purchase orders, sales orders, distributor agreements, sales representation agreements, warranty agreements, indemnity agreements, service agreements, employment and consulting agreements, guarantees, credit agreements, notes, mortgages, security agreements, financing leases, leases (including Leases), comfort letters, derivative agreements, confidentiality agreements, joint venture agreements, partnership agreements, binding open bids, powers of attorney, binding memoranda of understanding and binding letters of intent, including, in each case, all amendments, modifications and supplements thereto and waivers and consents thereunder.

    (xx)       “Copyrights” means any copyrights, copyrights registrations and applications therefor, and mask works and mask work registrations and applications therefor, and all other rights corresponding thereto.

(yy) “Dispute Period” shall have the meaning as set forth in Section 2.2.

(zz) “Domain Names” means the domain names used by, or obtained for use by any Selling Group Company in the course of carrying on its business.

(aaa) “Draft Closing Cash Statement” shall have the meaning as set forth in Section 2.2.

    (bbb)       “Employment Agreement” means, with respect to the Selling Group Companies, each employment agreement as to which there are unsatisfied obligations (contingent or otherwise) of the Selling Group Companies or any Company ERISA Affiliate and each signing bonus, relocation, repatriation, expatriation, or similar agreement between the Selling Group Companies or any Company ERISA Affiliate and any Selling Group Company Employee, as to which unsatisfied obligations (contingent or otherwise) of the Selling Group Companies or any Company ERISA Affiliate are outstanding.

    (ccc)       “Environmental Laws” means all federal, state, local and foreign Laws issued, promulgated, approved or entered relating to environmental matters, the protection of the environment, the protection of human health and safety, or exposure to Hazardous Materials, including without limitation Chemical Control Laws, workplace health and safety Laws, packaging and labeling Laws and Laws relating to the Release or threatened Release of Hazardous Materials to the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the presence, manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

(ddd) “Environmental Order” means any order, judgment, injunction, award, decree or writ relating to environment matters or imposed pursuant to Environmental Laws.

(eee) “Environmental Permits” means all Permits required by or issued pursuant to applicable Environmental Laws.

(fff) “ERISA” shall have the meaning as set forth in Section 3.16.

(ggg) “Escrow Agent” means the Person selected by the Buyer and the Company to act as escrow agent under the Escrow Agreement.

(hhh) “Escrow Agreement” means an escrow agreement by and among the Buyers, the Company and the Escrow Agent in substantially the form of Exhibit C hereto.

(iii) “Escrow Amount” shall have the meaning as set forth in Section 2.1(b).

(jjj) “Escrow Fund” shall have the meaning as set forth in Section 8.2.

(kkk) “Escrow Period” shall have the meaning as set forth in Section 8.2.

(lll) “Estimated Closing Net Debt” shall have the meaning as set forth in Section 2.2.

(mmm) “Exchange Act” shall have the meaning as set forth in Section 3.4(a).

(nnn) “Excluded Assets” shall have the meaning as set forth in Section 1.1.

(ooo) “Excluded Liabilities” shall have the meaning as set forth in Section 1.2(b).

    (ppp)       “Family” of an individual includes (i) such individual, (ii) the individual’s spouse, siblings, or ancestors, (iii) any lineal descendent of such individual, or their siblings, or ancestors or (iv) a trust for the benefit of any of the foregoing.

(qqq) “Final Closing Net Debt” shall have the meaning as set forth in Section 2.2.

(rrr) “Financial Statements” shall have the meaning as set forth in Section 3.4.

    (sss)       “Fixtures and Equipment” means all office equipment, telecom equipment and any material or machines, as well as all furniture, fixtures, furnishings, leasehold improvements, vehicles, computer and computer related hardware, equipment (including research and development equipment) and other tangible personal property used, owned or leased by the Selling Group Companies, whether or not related to the Business, except to the extent included in the Excluded Assets, provided that any of the foregoing that is leased by Selling Group Companies is subject to the terms and conditions of the applicable lease to the extent such lease was provided to the Buyer and is referred to in Section 3.9(a) of the Disclosure Schedule.

(ttt) “Formation Documents” shall have the meaning as set forth in Section 3.1.

(uuu) “Funds” shall have the meaning as set forth in Section 5.13(e).

(vvv) “GAAP” shall have the meaning as set forth in Section 3.4.

    (www)       “General Assignments and Bills of Sale” shall mean those certain agreement(s) executed by the Company and the Selling Subsidiaries and delivered to the Buyers at the Closing, the form of which is attached hereto as Exhibit D.

    (xxx)       “Governmental Authority” means, in any jurisdiction, including the State of Israel and the United States, any (i) national, federal, state, local, foreign or international government, (ii) court, arbitral or other tribunal, (iii) governmental or quasi-governmental authority of any nature (including any political subdivision, instrumentality, branch, department, official or entity) or (iv) agency, commission, authority or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

(yyy) “Grants” shall have the meaning as set forth in Section 3.19.

    (zzz)       “Hazardous Materials” means all hazardous substances, wastes, extremely hazardous substances, hazardous materials, hazardous wastes, hazardous constituents, solid wastes, special wastes, toxic substances, pollutants, contaminants, petroleum or petroleum derived substances or wastes, and related materials, including without limitation any such materials defined, listed, regulated or identified under or described in any Environmental Laws (including, by way of example and without limitation, spent solvents, PCBs, urea-formaldehyde, radon, lead or lead based paints or materials, asbestos and asbestos containing materials).

(aaaa) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(bbbb) “Incorporated Open Source Software” shall have the meaning as set forth in Section 3.10.

(cccc) “Indemnified Party” shall have the meaning as set forth in Section 8.2.

    (dddd)       “Indebtedness” means (i) all mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices) and other than Intercompany Indebtedness, (ii) any other indebtedness which is evidenced by a note, bond, debenture or similar instrument, (iii) all obligations under conditional sale or other title retention agreements relating to property purchased, (iv) capital lease or sale-leaseback obligations, (v) all liabilities secured by any Lien on any property, and (vi) any guarantee or assumption of any of the foregoing in clauses (i) through (v), or guaranty of minimum equity, capital, net worth, profitability or income or any make-whole or similar obligation with respect to itself, its subsidiaries or affiliates, or a third party. Notwithstanding the above, the definition of Indebtedness shall exclude those Acquired Contracts listed on Schedule 10.1(dddd).

    (eeee)       “Intellectual Property” means any or all of the following: (i) Copyrights whether registered or unregistered, moral rights, works of authorship including, without limitation, software programs, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, documentation, designs, files, records, data and mask works, (ii) Patents whether registered or unregistered, inventions (whether or not patentable), know how, improvements, technology, methods, processes, tools and designs, (iii) proprietary and confidential information, trade secrets and know how, (iv) databases, data compilations and collections and technical data, (v) Trademarks whether registered or unregistered, (vi) domain name registrations, web addresses and sites, and (vii) all other intellectual property (whether registered or unregistered) and all applications and economic rights of authors and inventors, however denominated, for any such rights, anywhere in the world.

(ffff) “Intellectual Property Rights” means all rights in any Intellectual Property.

(gggg) “Intercompany Indebtedness” means any Indebtedness between any of the Acquired Subsidiaries on one hand, and any of the other Selling Group Companies on the other hand.

    (hhhh)       “Inventory” means all inventory held for resale and all other raw materials, work in process, finished products, spares, wrapping, supply and packaging items related to the Business, except to the extent included in the Excluded Assets.

    (iiii)       “Inventory Jurisdictions” means each and every country, region or province in which any Chemical Product is or has been sold, whether by the Company or otherwise, and which has Laws that govern the sale or distribution, import or export of Chemical Products (including, by way of example and without limitation, inventory, pre-market notification requirements, and other requirements imposed in the United States under the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq. and in the European Union under the Dangerous Substances Directive 67/548/EEC and European Community Regulation on chemicals and their safe use (EC 1907/2006)), including, without limitation, the United States, the member states of the European Union, the EEA States, New Zealand, Australia, Japan, Philippines, India, Republic of Korea, Canada, Switzerland, the People’s Republic of China, and the Canadian province of Ontario.

(jjjj) “Investment Center” shall have the meaning as set forth in Section 3.2.

(kkkk) “IRS” means the United States Internal Revenue Service.

(llll) “Israeli Companies Law” means the Israeli Companies Law – 1999, together with the rules and regulations promulgated thereunder.

(mmmm) “ITA” shall have the meaning as set forth in Section 5.13(e).

(nnnn) “Key Employees” means those employees listed in Schedule 6.2(i).

    (oooo)       “Knowledge” means with respect to any fact, circumstance, event or other matter in question, actual knowledge, or, if the Person should have become aware of such fact or matter after making due inquiry in the course of performing his or her duties. Knowledge of the Company shall be deemed to be the Knowledge of the Company’s CEO, CFO and any other person reporting directly to the Company’s CEO. For the purpose of this definition, due inquiry shall not be deemed to require the performance of any patent search.

    (pppp)       “Laws” means all laws, statutes, constitutions, treaties, rules, regulations, policies, standards, directives, ordinances, codes, judgments, rulings, orders, writs, decrees, stipulations, injunctions and determinations of all Governmental Authorities.

    (qqqq)       “Leases” means all leases, subleases, licenses, rights to occupy or use and other Contracts with respect to real, personal or mixed property, including, in each case, all amendments, modifications and supplements thereto and waivers and consents thereunder.

    (rrrr)       “Liability” means any and all claims, debts, liabilities, obligations and commitments of whatever nature, fixed, absolute or contingent, matured or unmatured, disputed or undisputed, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several or due or to become due, vested or unvested, executory, determined, determinable or otherwise and whenever or however arising (including those arising out of any Contract or tort, whether based on negligence, strict liability or otherwise) regardless of whether the same would be required by GAAP to be reflected as a liability in financial statements or disclosed in the notes thereto.

    (ssss)       “Licenses” means all Consents, licenses, permits, certificates, variances, exemptions, franchises and other approvals or authorizations issued, granted, given, required or otherwise made available by any Governmental Authority.

    (tttt)       “Lien” means any charge, claim, community property interest, equitable interest, lien, encumbrance, option, proxy, pledge, security interest, mortgage, right of first refusal, right of preemption, transfer or retention of title agreement, or restriction by way of security of any kind or nature, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

(uuuu) “Loss” or “Losses” shall have the meaning as set forth in Section 8.2.

    (vvvv)       “Material Adverse Effect” means any effect, change, event, circumstance or condition which, individually or in the aggregate, has or could reasonably be expected to have a material adverse effect on (A) the business, assets (including intangible assets), cash flows, results of operations or financial condition of the Company and the Company Subsidiaries taken together as a whole, in each case whether or not covered by insurance, (B) the ability of the Company to consummate the Transaction.

(wwww) “NDA” shall have the meaning as set forth in Section 5.3

(xxxx) “NIS” means New Israeli Shekel, the lawful currency of the State of Israel.

(yyyy) “Negative Withheld Amount” shall have the meaning as set forth in Section 2.2.

(zzzz) “Notice of Dispute” shall have the meaning as set forth in Section 2.2.

(aaaaa) “OCS” shall have the meaning as set forth in Section 3.2.

(bbbbb) “Offer Letter” shall mean an offer letter of “at-will” employment on the Buyer’s standard form.

    (ccccc)       “Officer’s Certificate” shall mean a certificate signed by any Indemnified Party (or in the case of an Indemnified Party that is not a natural Person, an officer thereof): (i) stating that such Indemnified Party has paid, sustained, incurred, or accrued, or reasonably anticipates that it will have to pay, sustain, incur, or accrue Losses, and (ii) specifying in reasonable detail the individual items of Losses included in the amount so stated and the basis for such Losses or anticipated Losses, and the nature of the misrepresentation or breach of warranty to which such item is related.

(ddddd) “Ordinance” shall mean the Israeli Income Tax Ordinance [New Version] – 1961.

    (eeeee)       “Patents” means all United States, European, Israeli and other patents, designs, ornamental and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries including without limitation invention disclosures.

    (fffff)       “Permits” means any permits, consents, licenses, certificates, registrations, certificates of occupancy or use, variances, orders, governmental authorizations or approvals, or any other permits.

(ggggg) “Permitted Liens” shall have the meaning as set forth in Section 3.9.

    (hhhhh)       “Person” means any individual, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate or other entity (including a Governmental Authority).

(iiiii) “Positive Withheld Amount” shall have the meaning as set forth in Section 2.2.

(jjjjj) “Products” means the products listed in Exhibit E hereto.

(kkkkk) “PTO” means the United States Patent and Trademark Office.

(lllll) “Purchase Price” means an aggregate of US$ [117,500,000] subject to adjustment as set forth in Section 2.2, plus Value Added Tax if applicable.

    (mmmmm)       “Registered Intellectual Property Rights” means all registered Patents (including registrations and applications to register), Trademarks (including registrations and applications to register), Domain Names (including registrations and applications to register) and Copyrights (including registrations and applications to register).

    (nnnnn)       “Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment or out of any property, including the movement of any materials through or in the air, soil, surface water, ground water or property.

    (ooooo)       “Remedial Action” means all actions to (a) abate, contain, ameliorate, clean up, remove, treat, remediate or in any other way address any Hazardous Materials; (b) prevent the Release of Hazardous Materials so that they do not migrate or endanger or threaten to endanger human health or welfare or the indoor or outdoor environment; or (c) perform studies, investigations, and pre- or post-remedial monitoring and care; and (d) otherwise correct a condition of noncompliance with Environmental Laws.

    (ppppp)       “Representatives” means, with respect to any Person, such Person’s Affiliates, directors, officers, employees, agents, consultants, advisors and other representatives, including legal counsel, accountants and financial advisors.

(qqqqq) “Restricted Deposits” means cash that is held at a bank that cannot be accessed or released and whose sole purpose is to secure and provide the Company with a credit line.

(rrrrr) “SEC” shall have the meaning as set forth in Section 3.4(a).

(sssss) “Securities Act” shall have the meaning as set forth in Section 3.4(a).

(ttttt) “Selling Group Companies” means the Company and the Company Subsidiaries.

(uuuuu) “Selling Group Company Employees” means the employees, including officers, employed by the Selling Group Companies on the date hereof and listed in Section 3.16(a) of the Disclosure Schedule.

    (vvvvv)       “Software” shall mean any and all computer software and code, including assemblers, applets, compilers, source code, object code, data (including image and sound data), design tools and user interfaces, in any form or format, however fixed including source code listings and documentation.

(wwwww) “Survival Date” shall have the meaning as set forth in Section 8.1.

(xxxxx) “Target Net Debt” shall have the meaning as set forth in Section 2.2.

(yyyyy) “Tax” shall have the meaning as set forth in Section 3.10(a).

(zzzzz) “Tax Return” shall have the meaning as set forth in Section 3.10(a).

    (aaaaaa)       “Technology” shall mean all technology, information related to, constituting or disclosing, any technology, and all tangible copies and embodiments of technology in any media, including all know-how, show-how, techniques, trade secrets, inventions (whether or not patented or patentable), algorithms, routines, Software, files, databases, works of authorship or processes

(bbbbbb) “Termination Date” shall have the meaning as set forth in Section 7.1.

(cccccc) “Third Party License Agreements” means the license agreements listed in Section 3.7(a)(1) of the Disclosure Schedule relating to the Transferred Intellectual Property.

    (dddddd)       “Trademarks” means trademarks and service marks, trade names, brand names, corporate names, logos, slogans, trade dress, and other words, designations, labels, symbols, designs, colors, color combinations or product configurations.

(eeeeee) “Trade Practices Act” has the meaning set forth in Section 3.2.

(ffffff) “Transaction” means the transactions contemplated by the Transaction Documents.

    (gggggg)       “Transaction Documents” means this Agreement and all other instruments, certificates and agreements delivered or required to be delivered by Sellers, the Company, the Buyers or any of their Representatives pursuant to this Agreement.

    (hhhhhh)       “Transaction Expenses” means all fees and expenses incurred by the Company in connection with or related to this Agreement, the Transaction Documents or the Transaction. Transaction Expenses shall also include 50% of any legal costs and filing expenses for antitrust filings and approvals hereunder, including by way of reimbursement of Buyer for such expenses incurred by Buyer or counsel thereto with respect to any joint filings.

    (iiiiii)       “Transferred Intellectual Property” means any and all of the rights, titles and interest in registered and unregistered Intellectual Property, used, licensed or owned by the Selling Group Companies, related directly or indirectly, in whole or in part, to the Business, including without limitation all Company Intellectual Property Rights, all Company Registered Intellectual Property Rights, Company Source Code, Software, provided that with respect to any Transferred Intellectual Property identified in Section 3.11(c) of the Disclosure Schedule as being subject to any Third Party License Agreement, then such Transferred Intellectual Property is subject to the terms and conditions of the relevant Third Party License Agreements.

(jjjjjj) “Transfer Taxes” shall mean all sales, use, value-added, gross receipts, excise, registration, stamp, duty, transfer and other similar taxes and governmental fees.

    (kkkkkk)       “Transferred Technology” shall mean all Technology owned or transferable by the Selling Group Companies related to the Business or the Acquired Assets. To the extent that any Software constitutes Transferred Technology, all versions and releases of such Software, and Software from which such Software was derived, in both source and object code form, shall be included as Transferred Technology.

(llllll) “Unsatisfied Losses” shall have the meaning as set forth in Section 8.2.

(mmmmmm) “Withheld Amount” shall have the meaning as set forth in Section 2.2.

(nnnnnn) “Withheld Funds” shall have the meaning as set forth in Section 8.2(e).

    10.2        Terms Generally. The definitions in Section 10.1 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The words “herein”, “hereof” and “hereunder” and words of similar import refer to this Agreement (including the Exhibits and Schedules to this Agreement) in its entirety and not to any part hereof unless the context shall otherwise require. All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require. Unless the context shall otherwise require, any references to any agreement or other instrument or statute or regulation are to it as amended and supplemented from time to time (and, in the case of a statute or regulation, to any successor provisions). Any reference to any supranational, national, federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Any reference in this Agreement to a “day” or a number of “days” (without explicit reference to “Business Days”) shall be interpreted as a reference to a calendar day or number of calendar days. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

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        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

Nur Macroprinters Ltd. By: —————————————— Name: Title:

Hewlett-Packard Company By: —————————————— Name: Title:

– Signature Page to Asset Purchase Agreement –